Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

Dated as of the 5th day of August, 2021,

Among

DAILY MAIL AND GENERAL TRUST PLC,

DMG ATLANTIC LIMITED,

DMG US INVESTMENTS, INC.

and

MOODY’S ANALYTICS, INC.

TABLE OF CONTENTS

		Page

ARTICLE I

The Pre-Closing Transfers

SECTION 1.01.	Reorganization Matters	2

SECTION 1.02.	Misallocated Assets and Liabilities	2

SECTION 1.03.	Termination of Intercompany Contracts	2

ARTICLE II

Purchase and Sale of Transferred Shares

SECTION 2.01.	Purchase and Sale of Transferred Shares	2

SECTION 2.02.	Closing	3

SECTION 2.03.	Transactions to Be Effected at the Closing	3

SECTION 2.04.	Treatment of Rome Equity Awards and Rome Common Shares Awarded Under the Rome Equity Plans	4

SECTION 2.05.	Withholding	5

ARTICLE III

Purchase Price Adjustment

SECTION 3.01.	Adjusted Purchase Price	6

SECTION 3.02.	Leakage Undertaking	6

SECTION 3.03.	Objections; Resolutions of Disputes	6

SECTION 3.04.	Estimated Adjustment Amount	7

SECTION 3.05.	Post-Closing Leakage Payments	7

SECTION 3.06.	Adjustment Amount	7

ARTICLE IV

Representations and Warranties of Purchaser

SECTION 4.01.	Organization, Standing and Power	10

SECTION 4.02.	Authority; Execution and Delivery; Enforceability	11

SECTION 4.03.	No Conflicts; Governmental Approvals	11

SECTION 4.04.	Litigation	12

SECTION 4.05.	Sufficient Funds	12

SECTION 4.06.	Brokers	12

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v

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT, dated this 5th day of August, 2021 (this “Agreement”), is among Daily Mail and General Trust plc, a public limited company organized under the laws of England and Wales (“Parent”), DMG Atlantic Limited, a private limited company organized under the laws of England and Wales and a wholly owned indirect subsidiary of Parent (“UK Seller”), DMG US Investments, Inc., a corporation organized under the laws of Delaware and a wholly owned direct subsidiary of UK Seller (the “Transferred US Entity”), and Moody’s Analytics, Inc., a Delaware corporation (“Purchaser”).

WHEREAS Parent and Sellers, through the Rome Group Members, are engaged in the Rome Business;

WHEREAS, concurrently with the execution of this Agreement, the Transferred US Entity and Parent have entered into a Transition Services Agreement (the “Transition Services Agreement”), which such Transition Services Agreement shall become effective as of the Closing;

WHEREAS, concurrently with the execution of this Agreement, each of Parent, UK Seller and Purchaser has entered into a Tax Matters Agreement (the “Tax Matters Agreement”), which such Tax Matters Agreement shall become effective as of the Closing;

WHEREAS, at the Closing, DMG Events Asia Pacific Pte Ltd, a private limited company organized under the laws of Singapore and a wholly owned indirect subsidiary of Parent (“Indian Seller” and, together with UK Seller, “Sellers”), and an entity to be designated by Purchaser to Parent prior to the Closing (“Indian Purchaser”), will enter into a Share Purchase Agreement in substantially the form attached hereto as Exhibit A (the “Indian SPA”) pursuant to which the Indian Purchaser will acquire all of the outstanding Ownership Interests of RMS Risk Management Solutions India Private Ltd, a private limited company organized under the laws of India and a wholly owned direct subsidiary of Indian Seller (the “Transferred Indian Entity” and, together with the Transferred US Entity, the “Transferred Entities”), from Indian Seller other than the single equity share held by the Rome Entity (the “Rome Entity Indian Share”);

WHEREAS, prior to the Closing, on the terms and subject to the conditions set forth in this Agreement, Parent will cause the Non-Rome Entities to be transferred to Parent or one or more of the Parent Subsidiaries (other than the Transferred Group Members), in each case pursuant to the Pre-Closing Transfer Plan and in accordance with the terms and conditions of the Tax Matters Agreement; and

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and the Indian SPA, Parent will cause Sellers to, and the applicable Seller will, sell to Purchaser or the Indian Purchaser, as applicable, and Purchaser or Indian Purchaser, as applicable, will purchase from the applicable Seller, (a) all the issued and outstanding common shares, par value $0.01 per share, of the Transferred US Entity (the “Transferred US Entity Common Shares”) and (b) all the issued and outstanding equity shares, face value ten Indian rupees per share, of the Transferred Indian Entity other than the Rome Entity Indian Share (the “Transferred Indian Entity Common Shares” and, together with the Transferred US Entity Common Shares, the “Transferred Shares”).

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

The Pre-Closing Transfers

SECTION 1.01. Reorganization Matters. Prior to the Closing, Parent and UK Seller shall undertake and complete the Pre-Closing Transfer Plan in accordance with the terms and conditions set forth in the Tax Matters Agreement (the “Pre-Closing Transfers”). Parent shall notify Purchaser promptly following completion of the Pre-Closing Transfer Plan. At the Closing, the Transferred US Entity shall have at least $40,000,000 in cash (the “Tax Deposit”).

SECTION 1.02. Misallocated Assets and Liabilities. In the event that, at any time or from time to time after the Closing, a Non-Rome Entity shall receive or otherwise possess any Rome Asset or Rome Liability, such Non-Rome Entity shall promptly transfer or assign, or cause to be transferred or assigned, such Rome Asset or Rome Liability to the Rome Group Member to which such asset or liability relates and such Rome Group Member shall accept such asset or assume such liability. In the event that, at any time or from time to time after the Closing, a Transferred Group Member shall receive or otherwise possess any asset that is not a Rome Asset (a “Non-Rome Asset”) or any Liability that is not a Rome Liability (a “Non-Rome Liability”), such Transferred Group Member shall promptly transfer or assign, or cause to be transferred or assigned, such asset or liability to the Non-Rome Entity to which such asset or liability relates and such Non-Rome Entity shall accept such asset or assume such liability. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for any such other Person.

SECTION 1.03. Termination of Intercompany Contracts . Effective as of the Closing, Parent shall cause the Contracts set forth in Section 1.03(a) of the Seller Disclosure Letter to be terminated. No such terminated Contract (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing, and all parties thereto shall be released from all obligations and Liabilities thereunder. Each of the parties hereto shall take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

ARTICLE II

Purchase and Sale of Transferred Shares

SECTION 2.01. Purchase and Sale of Transferred Shares.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, UK Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from UK Seller, all of UK Seller’s right, title and interest (free and clear of all Liens) in, to and under all the issued and outstanding Transferred US Entity Common Shares for the Purchase Price. The purchase and sale of the Transferred US Entity Common Shares pursuant to this Section 2.01(a) is referred to in this Agreement as the “US Acquisition”.

(b) At the Closing, Parent and Purchaser shall cause Indian Seller and Indian Purchaser, respectively to enter into the Indian SPA and to consummate the purchase and sale contemplated thereby (the “Indian Closing”). The execution of, and consummation of the transactions contemplated by, the Indian SPA, together with the US Acquisition, are referred to in this Agreement as the “Acquisition”.

SECTION 2.02. Closing. The closing of the US Acquisition (the “Closing”) shall take place either (a) remotely by telephone and electronic communication or (b) physically at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, in each case at 10:00 a.m. (New York City time) on the second Business Day following the date upon which the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver at such time) are satisfied (or, to the extent permitted by Law, waived in writing by the parties hereto entitled to the benefit thereof), or at such other place, time and date as shall be agreed in writing between Parent and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 2.03. Transactions to Be Effected at the Closing. At the Closing:

(a) Purchaser shall pay or cause to be paid to UK Seller (or its designee), by wire transfer in immediately available funds to one or more accounts designated by Parent in writing at least two Business Days prior to the Closing Date, cash in an aggregate amount equal to the Closing Date Amount;

(b) UK Seller shall deliver or cause to be delivered to Purchaser (i) to the extent of any certificated Transferred US Entity Common Shares, certificates representing all of the Transferred US Entity Common Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, in each case with any required stock transfer stamps affixed thereto, and (ii) to the extent of any uncertificated Transferred US Entity Common Shares, assignments of all such uncertificated Transferred US Entity Common Shares executed by the UK Seller, in form and substance reasonably satisfactory to Purchaser; and

(c) Indian Seller and Indian Purchaser shall enter into the Indian SPA and consummate the purchase and sale contemplated thereby.

SECTION 2.04. Treatment of Rome Equity Awards and Rome Common Shares Awarded Under the Rome Equity Plans.

(a) Administrative Actions. Prior to the Closing, Parent shall, and Parent shall cause its applicable Parent Subsidiaries to, adopt such resolutions and take such other actions as Parent shall determine is necessary, desirable or appropriate to effectuate and implement this Section 2.04, including:

(i) Establishment of Liquidity Date. The Rome Compensation Committee shall establish a “Liquidity Date”, which shall be the Closing Date, under the Rome 2011 Equity Plan and the Rome 2014 Equity Plan, in connection with the exercise of Rome’s call right pursuant to Section 4(a)(viii) of the Rome 2011 Equity Plan and Section 4(a)(vii) of the Rome 2014 Equity Plan.

(ii) Fair Market Value. The “Fair Market Value” of a Rome Common Share shall be determined by the Board of Directors of Rome as specified in Section 2.04(a)(ii) of the Seller Disclosure Letter (the “Rome Fair Market Value”).

(b) Rome Options.

(i) Vested Rome Options. Effective as of the Closing, each Rome Option that is vested (including Rome Options the vesting of which are accelerated by reason of the Closing) and exercisable and that remains outstanding and unexercised as of the Closing shall, automatically and without any action on the part of the holder thereof, be canceled at the Closing in exchange for a lump sum cash payment equal to (x) the excess, if any, of (A) the Rome Fair Market Value minus (B) the exercise price per Rome Common Share subject to such Rome Option, multiplied by (y) the number of Rome Common Shares subject to such Rome Option immediately prior to the Closing.

(ii) Unvested Rome Options. Effective as of the Closing, except as otherwise agreed in writing between a Rome Employee and Purchaser or an Affiliate of Purchaser prior to the Closing, each Rome Option that is unvested and that remains outstanding as of the Closing shall, automatically and without any action on the part of the holder thereof, be canceled and the holder thereof shall be entitled to receive at the Closing an award of restricted stock units with respect to a number of shares of Milan Parent Common Stock equal to (1) (x) the excess, if any, of (A) the Rome Fair Market Value minus (B) the exercise price per Rome Common Share subject to such Rome Option, multiplied by (y) the number of Rome Common Shares subject to such Rome Option immediately prior to the Closing divided by (2) the average of the volume-weighted average prices of a share of Milan Parent Common Stock on each of the five trading days immediately prior to the Closing (rounded to the nearest whole number of shares of Milan Parent Common Stock), which restricted stock units shall vest on the same vesting schedule as the Rome Option that such restricted stock units replace and shall be settled as soon as practicable after such vesting date.

(c) Rome Restricted Stock Units. Effective as of the Closing, each award of Rome Restricted Stock Units that is outstanding as of the Closing shall, automatically and without any action on the part of the holder thereof, be converted into an award of restricted stock units (on the same terms and conditions, including vesting schedule) with respect to a number of shares of Milan Parent Common Stock determined by multiplying (A) the number of Rome Common Shares subject to such Rome Restricted Stock Unit immediately prior to the Closing by (B) the Equity Award Exchange Ratio (rounded to the nearest whole number of shares of Milan Parent Common Stock). The “Equity Award Exchange Ratio” shall mean a fraction (x) the numerator of which is the Rome Fair Market Value and (y) the denominator of which is the average of the volume-weighted average prices of a share of Milan Parent Common Stock on each of the five trading days immediately prior to the Closing.

(d) Certain Accelerated Vesting. Notwithstanding anything to the contrary in the Rome Equity Plans and forms of award agreements thereunder, following the Closing, the vesting of each Rome Option or Rome Restricted Stock Unit that converts into a restricted stock unit with respect to Milan Parent Common Stock as described in Section 2.04(b)(ii) or 2.04(c) shall immediately accelerate and vest upon the holder’s termination by Purchaser or any of its Subsidiaries (including the Rome Entity) without “Cause” (as defined in the Rome 2015 Equity Plan) within 12 months following the Closing or upon the holder’s death or “Disability” (as defined in the Rome 2015 Equity Plan).

(e) Rome Common Shares Awarded Under the Rome Equity Plans.

(i) Effective as of the Closing and on the Liquidity Date, Rome shall exercise its call right under Section 8 of the Rome 2011 Equity Plan and Section 10 of the Rome 2014 Equity Plan, pursuant to which each Rome Common Share that is not held by Parent or a Parent Subsidiary and that was received pursuant to the applicable Rome Equity Plan shall be sold to Rome for, and Rome shall pay to the holder of such Rome Common Share, an amount in cash equal to the Rome Fair Market Value, without interest and less applicable withholding Taxes.

(ii) Effective as of the Closing, Parent shall exercise the drag-along right under Section 8(b) of each of the Rome 2001 Equity Plan and the Rome 2005 Equity Plan and Sections 7.4 and 8.4 of the applicable Rome 2015 Equity Plan, pursuant to which each Rome Common Share that is not held by Parent or a Parent Subsidiary and that was received pursuant to the applicable Rome Equity Plan shall be transferred to Purchaser in exchange for a cash payment equal to the Rome Fair Market Value.

(f) Rome Equity Award Cashout Amount. Prior to the Closing, UK Seller shall deliver to Purchaser a schedule of the amounts payable under this Section 2.04 (such schedule, the “Rome Cashout Schedule” and the aggregate of such amounts and the employer-paid portion of any social security, payroll, unemployment or other similar Taxes payable in connection with such amounts the “Rome Equity Award Cashout Amount”). On the Closing Date, Purchaser (x) in the case of a payment under Section 2.04(e)(ii), shall pay and (y) in the case of a payment under Section 2.04(b) or 2.04(e)(i), shall cause Rome to pay, in each case, to each individual set forth on the Rome Cashout Schedule, the amount indicated on the Rome Cashout Schedule, net of any withholding or deduction applicable thereto pursuant to Section 2.05.

SECTION 2.05. Withholding. Parent, Purchaser and their respective Subsidiaries will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement (including pursuant to Section 2.04) such amounts as may be required to be deducted or withheld under the Code or pursuant to any other applicable Tax Law. Prior to making any deduction and withholding in respect of a payment to UK Seller, the withholding party will (x) notify the Person in respect of which such deduction and withholding is to be made of the amounts subject to withholding promptly after determining such deduction or withholding may be required and in all cases at least five Business Days prior to any such deduction or withholding and (y) use commercially reasonable efforts to minimize any such deduction or withholding including by providing such Person a reasonable opportunity to deliver such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding. To the extent that amounts are deducted or withheld in accordance with this Section 2.05 and timely paid to the appropriate Taxing Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Purchase Price Adjustment

SECTION 3.01. Adjusted Purchase Price. Subject to the terms of this Article III, the Purchase Price shall be decreased by any Estimated Adjustment Amount (or, if any such Estimated Adjustment Amount is a negative number, increased by the absolute value of such Estimated Adjustment Amount) (such Purchase Price as adjusted in accordance with this Article III, the “Adjusted Purchase Price”).

SECTION 3.02. Leakage Undertaking. UK Seller undertakes to Purchaser that no Leakage will occur from (and including) the date of this Agreement up to (and including) the Closing Date, other than (a) in accordance with the Cash Management Arrangements, (b) Transaction Expenses and (c) Permitted Leakage. UK Seller covenants to notify Purchaser as soon as reasonably practicable after it becomes aware of any Leakage (other than Permitted Leakage), such notice to provide reasonable details of the nature of the Leakage, the circumstance which gave rise to the Leakage and the amount of the Leakage. If any Leakage (other than Permitted Leakage) occurs that is not otherwise accounted specifically and expressly for in the determination of the Adjusted Purchase Price, Purchaser may deliver a Leakage Notice to UK Seller in respect of such Leakage. UK Seller covenants to pay or cause to be paid to Purchaser, within 15 Business Days after a Leakage Notice becomes final and binding on the parties hereto pursuant to Section 3.03, an amount in cash equal to the amount or value of such Leakage (the “Leakage Amount”). Any payment made pursuant to this Section 3.02 shall be made by wire transfer in immediately available funds to one or more accounts designated in writing by Purchaser at least two Business Days prior to such payment.

SECTION 3.03. Objections; Resolutions of Disputes. Any Leakage Notice shall become final and binding upon the parties hereto on the 15th Business Day following delivery thereof, unless UK Seller gives written notice of its disagreement with the Leakage Amount (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall specify the nature of any disagreement so asserted. If UK Seller delivers a Notice of Disagreement within the 15-Business Day period referred to above, then the Leakage Notice (as revised in accordance with this sentence) shall become final and binding upon the parties hereto on the earlier of (a) the date UK Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (b) the date any disputed matters are finally resolved in writing by the Accounting Firm pursuant to this Section 3.03 and Section 3.06. During the 15-Business Day period following the delivery of a Notice of Disagreement, UK Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of

Disagreement. At the end of such 15-Business Day period, UK Seller and Purchaser shall submit to the Accounting Firm for expert determination any and all matters that remain in dispute and were included in the Notice of Disagreement. The Accounting Firm shall act as an expert, and not as an arbitrator. The “Accounting Firm” shall be an internationally recognized independent public accounting firm reasonably agreed upon between the parties hereto in writing. UK Seller and Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render a decision in writing resolving the matters submitted to the Accounting Firm within 30 days of receipt of the submission. The determination of the Accounting Firm shall be made in accordance with this Section 3.03 and shall be final and binding on the parties hereto, absent fraud, bad faith or manifest error, and judgment may be entered upon such determination in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm pursuant to this Section 3.03 shall be borne by Purchaser, on the one hand, and UK Seller, on the other hand, in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and expenses of UK Seller incurred in connection with this Section 3.03 (including with respect to accountants and attorneys) shall be borne by UK Seller and the fees and expenses of Purchaser incurred in connection with this Section 3.03 (including with respect to accountants and attorneys) shall be borne by Purchaser.

SECTION 3.04. Estimated Adjustment Amount. No later than two Business Days prior to the Closing Date, UK Seller shall prepare and deliver to Purchaser a written statement setting forth UK Seller’s good faith estimate of (a) the aggregate amount of Leakage and (b) the resulting calculation of the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”). All components of Leakage denominated in dollars shall be converted to British pound sterling based on the midpoint rate as quoted by Bloomberg at 4 p.m. London time on the third Business Day prior to the Closing Date.

SECTION 3.05. Post-Closing Leakage Payments. UK Seller shall not be liable for any claim under Section 3.02 unless written notice has been given to UK Seller on or before the date which is 75 days following the Closing Date. Any payments made pursuant to Section 3.02 shall be treated as an adjustment to the Purchase Price for all applicable Tax purposes, except as otherwise required by applicable Law or pursuant to a Final Determination.

SECTION 3.06. Adjustment Amount. For purposes of this Agreement:

“Adjustment Amount” means the aggregate amount of Leakage deducted from the Purchase Price to determine the Adjusted Purchase Price.

“Closing Date Amount” means (i) the Adjusted Purchase Price minus (ii) the Rome Equity Award Cashout Amount.

“Leakage” means, without duplication, the aggregate amount relating to any of the transactions referred to at paragraphs (i) to (ix) below, in each case arising in the period commencing on (but excluding) the Locked Box Date through the Closing pursuant to any of the following transactions (but in each case excluding any Permitted Leakage):

(i) any distribution, dividend or return of capital, including a redemption, repurchase or reduction of any share capital (in each case, whether in cash or in kind or via netting of an intercompany receivable), declared, paid or made by any Rome Group Member (other than the Transferred Indian Entity) to Parent or a Parent Subsidiary (other than a Transferred Group Member);

(ii) any transfer or disposal to Parent or a Parent Subsidiary (other than a Transferred Group Member) by, or receipt by Parent or a Parent Subsidiary (other than a Transferred Group Member) from, any Rome Group Member (other than the Transferred Indian Entity) of any asset, right, service, benefit or payment;

(iii) any assumption, incurring, settlement or payment in respect of any indebtedness, liability or obligation (or the provision of any security, granting of any indemnity or guarantee in relation to any indebtedness or liability) by any Rome Group Member (other than the Transferred Indian Entity) for the benefit of Parent or a Parent Subsidiary (other than a Transferred Group Member) to the extent such Rome Group Member is actually required to make a payment in respect thereof;

(iv) any waiver, forgiveness, deferral, discharge, releasing or discounting of all or any part of (A) any indebtedness owing by Parent or a Parent Subsidiary (other than a Transferred Group Member) to any Rome Group Member (other than the Transferred Indian Entity) and (B) any claim (howsoever arising) against Parent or any Parent Subsidiary by any Rome Group Member (other than the Transferred Indian Entity);

(v) any net increase or decrease to the balance of the intercompany indebtedness, accounts payable and accounts receivable among Parent, the Transferred US Entity or any Parent Subsidiary (other than the Rome Group Members), on one hand, and any Rome Group Member (other than the Transferred Indian Entity), on the other hand, in each case, to the extent arising out of the Cash Management Arrangements, excluding any increase resulting from Permitted Leakage;

(vi) any fees (including director’s, management, advisory, monitoring or professional advisory fees, costs and expenses) paid or payable by any Rome Group Member (other than the Transferred Indian Entity) to or for the benefit of Parent or a Parent Subsidiary (other than a Transferred Group Member);

(vii) any Transaction Expenses;

(viii) any agreement or arrangement made or entered into by a Rome Group Member (other than the Transferred Indian Entity) to do or give effect to any matter referred to in paragraphs (i) to (vi) of this definition; and

(ix) any Tax, or amount in respect of Tax, payable by any Rome Group Member (other than the Transferred Indian Entity) (including for the avoidance of doubt any VAT and/or national insurance contributions) made in relation to paragraphs (i) to (viii) of this definition.

“Locked Box Balance Sheet” means the unaudited consolidated balance sheet of the Rome Group Members (other than the Transferred Indian Entity) prepared as of the Locked Box Date.

“Locked Box Date” means March 31, 2021.

“Permitted Leakage” means any of the following:

(i) any payments made by any Rome Group Member (other than the Transferred Indian Entity) to Parent or a Parent Subsidiary (other than a Rome Group Member) in consideration for the provision of services on arm’s-length terms pursuant to arrangements disclosed to the Purchaser subject to the following limits: (A) in the case of amounts charged annually, up to a maximum amount equal to 125% of the comparable amount charged in the 12 months ended March 31, 2021, and (B) in the case of amounts charged monthly, up to a maximum amount equal to 125% of the average comparable amount charged per month in the 12 months ended March 31, 2021 (excluding the actual cost of any employee payroll or benefits);

(ii) any payment of any amount specifically accrued or provided for in the Locked Box Balance Sheet;

(iii) any payments or assumption or incurring of any indebtedness, liability or obligation made at the written request or with the prior agreement in writing of Purchaser (which expressly acknowledges the same will constitute Permitted Leakage);

(iv) any distribution, dividend, transfer or disposal and the assumption or incurring of any indebtedness, liability or obligation, in each case, that would result from the Pre-Closing Transfers (including the Share Redemption);

(v) insurance costs in the Ordinary Course of Business pursuant to arrangements disclosed to the Purchaser up to a maximum aggregate amount of $2,000,000 (other than the insurance policy to be purchased or maintained pursuant to Section 8.05(b));

(vi) any Rome Group Tax Payments pursuant to arrangements disclosed to the Purchaser; and

(vii) any Tax paid or incurred by any Rome Group Member (other than the Transferred Indian Entity) in respect of any payments or matters referred to in paragraphs (i) through (vi) of this definition.

“Transaction Expenses” means, to the extent not paid by Parent or a Parent Subsidiary at or prior to the Closing (and expressly including any Transaction Expenses triggered by the Closing), all fees, commissions, costs, charges and expenses incurred, committed or payable (whether or not yet invoiced) by or on behalf of any Transferred Group Member (other than the Transferred Indian Entity), including for third party legal, accounting, consultancy, financial advisory or investment banking or similar services, in connection with or incidental to (i) the preparation, negotiation and execution of this Agreement, (ii) the consummation or performance of any of the transactions contemplated by this Agreement and the agreements contemplated hereby, or (iii) the pursuit of any alternative transaction designed to provide material liquidity to Parent in respect to the Transferred Group Members or their businesses, including, in respect of (i) through (iii) above, (A) the fees, commissions, costs, charges and expenses of any broker, investment banker or financial advisor, any legal, accounting and consulting or other advisor fees and expenses, (B) the fees, costs and expenses in respect of any insurance run-off policy contemplated by Section 8.05(b), and (C) any severance, stay, retention, sale or change of control payment, management incentive payments, bonus, success fee, royalty or other similar payment made or required to be made to any current or former director, officer, employee, contractor, consultant or agent as a result of, or in connection with, this Agreement and the transactions contemplated hereby, and in each case the employer portion of any payroll Taxes attributable thereto, excluding (1) any amount included in the Rome Equity Award Cashout Amount, and (2) any amount payable after the Closing as a result of, or in connection with, any Contract or arrangement entered into, or other actions taken, after the Closing by Purchaser or any Transferred Group Member.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser represents and warrants to Parent and UK Seller that:

SECTION 4.01. Organization, Standing and Power.

(a) Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite corporate power and authority necessary to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted.

(b) Purchaser is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.02. Authority; Execution and Delivery; Enforceability.

(a) Purchaser and each Purchaser Subsidiary has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Purchaser and each Purchaser Subsidiary of each Transaction Document to which it is or is contemplated to be a party and the consummation by Purchaser and each Purchaser Subsidiary of the Transactions have been duly authorized by the Board of Directors of Purchaser or, to the extent necessary, the analogous governing body of such Purchaser Subsidiary, and no other corporate proceedings on the part of Purchaser or any Purchaser Subsidiary are necessary to authorize the Transaction Documents or the consummation of the Transactions. Purchaser has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Purchaser in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). Prior to the Closing, Purchaser and each Purchaser Subsidiary will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) No vote or consent of holders of any class or series of capital stock of Purchaser is necessary to approve this Agreement or the consummation of the Transactions.

SECTION 4.03. No Conflicts; Governmental Approvals.

(a) The execution and delivery by Purchaser and each Purchaser Subsidiary of each Transaction Document to which it is a party do not, the execution and delivery by Purchaser and each Purchaser Subsidiary of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any Purchaser Subsidiary under, any provision of (i) the certificate or articles of incorporation and the bylaws or comparable organizational documents of Purchaser or any Purchaser Subsidiary, (ii) any Contract to which Purchaser or any Purchaser Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the Governmental Filings, Governmental Approvals and Consents and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Purchaser or any Purchaser Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No Governmental Approval is required to be obtained and no Governmental Filing is required to be made, in each case, by or with respect to Purchaser or any Purchaser Subsidiary in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and Governmental Filings and Governmental Approvals under the HSR Act, (ii) compliance by Purchaser with and filings under the Exchange Act, (iii) compliance by Purchaser with the rules and regulations of the NYSE and (iv) such other Governmental Filings and Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04. Litigation. There is no Action pending or, to the Knowledge of Purchaser, any claim that has been asserted against or affecting Purchaser or any Purchaser Subsidiary with respect to an Action (and Purchaser is not aware of any basis for any such Action or claim) that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, nor is there any Judgment outstanding against Purchaser or any Purchaser Subsidiary or to which any of their respective properties or assets is subject that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05. Sufficient Funds. Purchaser has, and will have at the Closing, sufficient cash to pay the Adjusted Purchase Price and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses of Purchaser and the Purchaser Subsidiaries, and there is no restriction on the use of such cash for such purposes. Purchaser has the financial resources and capabilities to fully perform all of its obligations under this Agreement and the other Transaction Documents.

SECTION 4.06. Brokers. No broker, finder, intermediary, investment banker, financial advisor or other Person is entitled, directly or indirectly, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any Purchaser Subsidiary.

ARTICLE V

Representations and Warranties of Parent and UK Seller

Parent and UK Seller, jointly and severally, represent and warrant to Purchaser that, except as disclosed in the letter, dated as of the date hereof, from Parent, UK Seller and the Transferred US Entity to Purchaser (the “Seller Disclosure Letter”):

SECTION 5.01. Organization, Standing and Power.

(a) Parent is duly organized and validly existing under the Laws of England and Wales and each Seller is duly organized and validly existing under the Laws of its jurisdiction of organization or formation. Parent and each Seller has all requisite corporate or similar power and authority necessary to own, lease or otherwise hold its Rome Assets and to conduct the Rome Business as currently conducted.

(b) Parent and each Seller is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.02. Ownership of Transferred Shares. As of the date of this Agreement, UK Seller owns 3,366 Transferred US Entity Common Shares, Indian Seller owns 857,299 Transferred Indian Entity Common Shares and the Rome Entity owns the Rome Entity Indian Share, in each case free and clear of all Liens (other than Liens discharged at or prior to Closing).

SECTION 5.03. Authority; Execution and Delivery; Enforceability.

(a) Parent and each Seller has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Parent and UK Seller of each Transaction Document to which it is or is contemplated to be a party and the consummation by Parent and UK Seller of the Transactions have been duly authorized by the Board of Directors of Parent and, to the extent necessary, UK Seller, and no vote, consent or other corporate or similar proceedings or actions on the part of Parent, UK Seller or any of their respective stockholders or Affiliates, are necessary to authorize the Transaction Documents or the consummation of the Transactions. Each of Parent and UK Seller has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Parent and UK Seller in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Prior to the Closing, Parent and each Seller will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) The execution and delivery by Indian Seller of the Indian SPA and the consummation by Indian Seller of the transactions contemplated thereby shall have been duly authorized by the Board of Directors of Indian Seller prior to the Closing Date, and no other corporate or similar proceedings on the part of Indian Seller shall be necessary to authorize the Indian SPA of the transactions contemplated thereby.

(c) The Board of Directors of Parent and, to the extent necessary, the UK Seller, in each case, has duly adopted resolutions approving the Acquisition and the other Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(d)    Prior to the Closing Date, the Board of Directors of Indian Seller shall have duly adopted resolutions approving the Indian SPA and the transactions contemplated thereby, which resolutions shall not have been subsequently rescinded, modified or withdrawn in any way.

SECTION 5.04. No Conflicts; Governmental Approvals.

(a) The execution and delivery by Parent and each Seller of each Transaction Document to which it is a party do not, the execution and delivery by Parent and each Seller of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the certificate or articles of incorporation and the bylaws or comparable organizational documents of Parent or any Parent Subsidiary, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the Governmental Filings, Governmental Approvals, Consents and other matters referred to in Section 5.04(b), any Judgment or Law applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Governmental Approval is required to be obtained and no Governmental Filing is required to be made, in each case, by or with respect to Parent or either Seller in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and Governmental Filings and Governmental Approvals under the HSR Act, (ii) compliance by Parent with and filings under the Listing Rules, (iii) compliance by Parent with the rules and regulations of the London Stock Exchange, (iv) the Governmental Filings and Governmental Approvals set forth in Section 5.04(b) of the Seller Disclosure Letter and (v) such other Governmental Filings and Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 5.05. Brokers. No broker, finder, intermediary, investment banker, financial advisor or other Person, other than Lazard & Co., Limited (which shall be payable by Parent), is entitled, directly or indirectly, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any Parent Subsidiary.

ARTICLE VI

Representations and Warranties of the Transferred US Entity

As a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, the Transferred US Entity hereby represents and warrants to Purchaser, except as set forth in the Seller Disclosure Letter, as follows:

SECTION 6.01. Organization and Power.

(a) Each Transferred Group Member is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, formation or organization, each of which is set forth opposite each Transferred Group Member’s name on Section 6.01(a) of the Seller Disclosure Letter.

(b) Each Transferred Group Member is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction set forth opposite such entity’s name on Section 6.01(b) of the Seller Disclosure Letter as of the date hereof, which jurisdictions constitute all of the jurisdictions in which the ownership of properties or the proper conduct of such entity’s business requires such entity to be so qualified or licensed.

(c) Each Transferred Group Member has all requisite power and authority to carry on its business as now conducted in all material respects. Each Transferred Entity has all requisite corporate power and authority to execute and deliver this Agreement and the applicable Transaction Documents and to perform its obligations hereunder and thereunder.

(d) The Transferred Entities have made available to Purchaser true, complete and correct copies of the Organizational Documents of each of the Transferred Group Members, in each case, as amended to the date of this Agreement. No Transferred Group Member is in violation of any of the provisions contained in its Organizational Documents in any material respect and there is no condition or event with respect to any Transferred Group Member which, after notice, lapse of time or both, would reasonably be expected to result in such a violation.

SECTION 6.02. Authorization.

(a) The execution, delivery and performance by the Transferred US Entity of this Agreement have been duly and validly authorized by all requisite corporate action on the part of the Transferred US Entity and no other act or proceeding on the part of the Transferred US Entity or its board of directors is necessary to authorize the execution, delivery or performance by the Transferred US Entity of this Agreement. This Agreement has been duly executed and delivered by the Transferred US Entity and, assuming the due execution and delivery of this Agreement by the other parties hereto, this Agreement constitutes a valid and binding obligation of the Transferred US Entity, enforceable against the Transferred US Entity in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance, injunctive and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

(b) The execution, delivery and performance by each of the Transferred Entities of the Transaction Documents (other than this Agreement) to which it is a party and the Transactions have been duly and validly authorized by all requisite corporate or similar action on the part of each of the Transferred Entities and no other act or proceeding on the part of such Transferred Entity or its board of directors or other governing body is necessary to authorize the execution, delivery or performance by such Transferred Entity of such applicable Transaction Documents or the consummation of any of the Transactions. Assuming the due execution and delivery of such applicable Transaction Documents by the other parties thereto, such Transaction Documents upon execution and delivery by an applicable Transferred Entity will each constitute a valid and binding obligation of such Transferred Entity, enforceable against such Transferred Entity in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance, injunctive and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity).

SECTION 6.03. Capitalization.

(a) The capital stock of the Transferred US Entity consists solely of 6,000 authorized shares of common stock, par value $0.01 per share, of which 3,366 shares are issued and outstanding and all of which are owned beneficially and of record by the UK Seller, free and clear of all Liens (other than Liens discharged at or prior to the Closing Date and transfer restrictions under applicable securities Laws). The capital stock of the Transferred Indian Entity consists solely of 1,500,000 authorized equity shares, face value ten Indian rupees per share, of which 857,300 shares are issued and outstanding, 857,299 of which are owned beneficially and of record by the Indian Seller and one of which is owned beneficially and of record by the Rome Entity, free and clear of all Liens (other than Liens discharged at or prior to the Closing Date and transfer restrictions under applicable securities Laws). All of the issued and outstanding equity securities of each Transferred Entity (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) were not issued in violation of any preemptive or similar rights created by statute, such Transferred Entity’s Organizational Documents, or any agreement to which such Transferred Entity is a party or by which it is bound, and (iii) were issued in accordance with all applicable securities Laws.

(b) As of the close of business on July 31, 2021 (the “Capitalization Date”), the capital stock of the Rome Entity consisted solely of 103,992,792 authorized shares of common stock, par value $0.01 per share, of which 81,654,342 shares were issued and outstanding. As of the Capitalization Date, the Rome Entity had reserved 18,250,596 Rome Common Shares for issuance pursuant to the Rome Equity Plans. Of such reserved Rome Common Shares, as of the Capitalization Date (x) 11,405,929 shares were subject to outstanding and unexercised Rome Options granted pursuant to Rome Grant Agreements, (y) 533,919 shares were issued as Rome Restricted Stock Units pursuant to the Rome Equity Plans and (z) 6,278,737 shares remained available for issuance pursuant to the Rome Equity Plans. As of the Closing Date, the Rome

Cashout Schedule will accurately set forth (A) the name of each Rome Equityholder as of immediately prior to the Closing, (B) the number of Rome Common Shares, Rome Options and Rome Restricted Stock Units held by each such Rome Equityholder, including, with respect to each Rome Equity Award, the number of Rome Common Shares subject thereto, the grant or issuance date, the exercise price with respect to any Rome Option, the vesting schedule and the extent to which such Rome Equity Award is vested, and the date on which such Rome Equity Award expires, (C) the amount of the Rome Equity Award Cashout Amount and the Rome Fair Market Value that such Rome Equityholder is entitled to receive pursuant to this Agreement and (D) the number of Rome Common Shares held by Rome Holdings. All of the issued and outstanding Rome Common Shares (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) were not issued in violation of any preemptive or similar rights created by statute, the Rome Entity’s Organizational Documents or any agreement to which the Rome Entity is a party or by which it is bound, (iii) were issued in accordance with all applicable securities Laws and (iv) as of the Closing Date, will be owned of record and beneficially by the Rome Equityholders and Rome Holdings as set forth on the Rome Cashout Schedule.

(c) Except for this Agreement and the Rome Equity Awards, there are no (w) authorized or outstanding equity securities, options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which any Transferred Group Member is a party or which is binding upon any Transferred Group Member providing for the issuance, sale, disposition, acquisition, repurchase or redemption of any of its Ownership Interests, capital or profits or any rights or interests exercisable therefor, (x) outstanding equity appreciation, phantom shares or similar rights with respect to any Transferred Group Member, (y) authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire Ownership Interests having the right to vote) with the equityholders of such Transferred Group Member on any matter or (z) proxies, voting trusts or agreements, stockholder agreements or other contracts with respect to any Ownership Interests of any Transferred Group Member or the voting or transfer thereof or the governance of any Transferred Group Member. There are no accrued or unpaid dividends or distributions with respect to any of the issued and outstanding Ownership Interests of any Transferred Group Member.

(d)    Section 6.03(d) of the Seller Disclosure Letter sets forth with respect to each Transferred Group Member other than the Rome Entity and the Transferred Entities, the authorized and outstanding Ownership Interests of each such Transferred Group Member, together with the name of the Transferred Group Member holding such Ownership Interests (the “Applicable Parent Company”). All of the outstanding Ownership Interests of each such Transferred Group Member are owned by the Applicable Parent Company set forth opposite such Transferred Group Member’s name on Section 6.03(d) of the Seller Disclosure Letter, free and clear of all Liens (other than Liens discharged at or prior to the Closing Date and transfer restrictions under applicable securities Laws). As of the Closing, no Transferred Group Member will hold any Ownership Interests in any Person other than another Transferred Group Member or a Transferred Group Minority Owned Entity.

(e) Section 6.03(e) of the Seller Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all Ownership Interests held by any Transferred Group Member in any other Person other than a Non-Rome Entity or another Transferred Group Member (each such Person, a “Transferred Group Minority Owned Entity” and such Ownership Interests, “Transferred Group Minority Interests”), including, with respect to each such Transferred Group Minority Owned Entity, (i) the number, class and series of Transferred Group Minority Interests, (ii) the percentage of all outstanding Ownership Interests in such Transferred Group Minority Owned Entity represented by such Transferred Group Minority Interests and (iii) the identity of the Transferred Group Member holding such Transferred Group Minority Interests. Except as set forth in Section 6.03(e) of the Seller Disclosure Letter, (w) all of the Transferred Group Minority Interests are held by the applicable Transferred Group Member set forth thereon, free and clear of all Liens (other than Liens discharged at or prior to the Closing Date and transfer restrictions under applicable securities Laws or under the Organizational Documents of the Transferred Group Minority Owned Entities), and are fully-paid and non-assessable, (x) none of the Transferred Group Minority Interests are subject to any rights of first refusal, rights of co-sale, tag-along rights or rights of redemption or repurchase in favor of any Transferred Group Minority Owned Entity or any other Person, (y) no Transferred Group Member has any obligation to make any investment in, or contribution, loan or other payment to, any of the Transferred Group Minority Owned Entities and (z) no Transferred Group Member is required to give any notice to, or obtain any waiver or consent from, any Transferred Group Minority Owned Entity or any holder of Ownership Interests therein in connection with or as a result of the execution of this Agreement or the consummation of the Transactions. The Transferred US Entity has provided to Purchaser true, correct and complete copies (i) as of the date hereof, of the Organizational Documents of each Transferred Group Minority Owned Entity and (ii) of all agreements, certificates, instruments and documents evidencing or relating to any Transferred Group Member’s acquisition and ownership of any Transferred Group Minority Interests.

(f) Except as set forth in the Rome Cashout Schedule, no Person (including any Rome Equityholder or current or former holder of Rome Common Shares, Rome Options, Rome Restricted Stock Units or other Ownership Interests of any Transferred Group Member) has any claim, right or entitlement to any consideration or other payment (i) required to be made pursuant to this Agreement or the transactions contemplated by this Agreement, (ii) under the Organizational Documents of Parent or any of the Parent Subsidiaries in connection with this Agreement, or (iii) under any contract relating to the foregoing, in each case, that was not included in the Rome Cashout Schedule.

(g) Each Rome Equity Award was duly authorized no later than the date on which the grant of such Rome Equity Award was, by its terms, to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Rome Entity (or a duly authorized committee thereof) and any required approval of stockholders of the Rome Entity by the necessary number of votes or written consents. All Rome Equity Awards have, in all material respects, been granted in compliance with applicable Law, including all applicable federal and state securities Laws, and the Rome Equity Plans. Each Rome Option was granted with a per share exercise price that equaled or exceeded the fair market value of a Rome Common Share on the applicable date of grant. True and complete copies of all Rome Grant Agreements (and any amendments thereto, if applicable) or the forms thereof have been provided to Purchaser. As of the Closing Date, the terms of the Rome Equity Plans and all Rome Grant Agreements will permit the treatment of Rome Equity Awards as provided in this Agreement, without notice to, or the consent or approval of, the holders of Rome Equity Awards, the Rome Equityholders, or otherwise, and without any adjustment to the number of shares or exercise prices, as applicable, in effect for such Rome Equity Awards.

SECTION 6.04. Absence of Conflicts. The execution, delivery and performance by the Transferred US Entity of this Agreement, the execution, delivery and performance by the Transferred Entities of the other applicable Transaction Documents and the consummation of the Transactions will not: (a) violate, conflict with, result in any breach of, constitute a default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under (i) the Organizational Documents of any Transferred Group Member, (ii) any Material Contract, Material Permit or lease agreement in respect of material Leased Real Property, or (iii) any order, writ, injunction, decree, Law, statute, rule or regulation of any Governmental Entity having jurisdiction over any Transferred Group Member, as applicable, or any of its respective properties or assets, in the case of each of clause (ii) and (iii), except as would not reasonably be expected to be material; (b) result in the creation of any Lien upon any of the assets of any Transferred Group Member (other than a Permitted Lien); or (c) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Entity under the provisions of any Law, except for (i) any such actions required by the HSR Act or any other Review Laws and (ii) notices to Taxing Authorities as set forth in Section 6.04(c)(ii) of the Seller Disclosure Letter.

SECTION 6.05. Financial Statements; No Undisclosed Liabilities.

(a) Section 6.05(a) of the Seller Disclosure Letter contains the following financial statements (the “Financial Statements”):

(i) the unaudited consolidated balance sheet with respect to the Rome Group Members as of September 30, 2020 and the related unaudited consolidated statement of income with respect to the Rome Group Members for the fiscal year ended September 30, 2020; and

(ii) the unaudited consolidated balance sheet with respect to the Rome Group Members as of March 31, 2021 (the “Stub Period Balance Sheet”), and the related unaudited consolidated statement of income with respect to the Rome Group Members for the six-month period ended March 31, 2021.

(b) Each of the foregoing Financial Statements presents fairly in all material respects the financial position and income of the Rome Group Members (taken as a whole) as of the dates thereof and throughout the periods covered thereby and were prepared in accordance with IFRS, in a manner and using accounting principles consistent with Parent’s historical financial statements (subject to normal year-end adjustments).

(c) As of the Closing Date, each of the Transferred US Entity, Dorchester US and Rome Holdings will have no assets or Liabilities other than (i) its ownership of Dorchester US, Rome Holdings and the Rome Entity, respectively, (ii) Liabilities for Taxes, (iii) assets and Liabilities of such entities incurred pursuant to this Agreement, the other Transaction Documents or the Transactions, (iv) in the case of the Transferred US Entity, the intercompany payable owing to the Rome Entity, (v) the intercompany receivable between Dorchester US and the Transferred US Entity and (vi) de minimis assets and Liabilities relating to corporate existence.

(d) Except as reflected or reserved against on the Stub Period Balance Sheet, there are no Liabilities of any of the Rome Group Members, in each case that would be required by IFRS to be reflected or reserved against on a consolidated balance sheet, except (i) Liabilities disclosed in Section 6.05(d) of the Seller Disclosure Letter, (ii) Liabilities reserved or reflected against in the Financial Statements, (iii) Liabilities incurred since the date of the Stub Period Balance Sheet in the Ordinary Course of Business that would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Group Members, taken as a whole, and which are of the same character and nature as the Liabilities set forth on the Stub Period Balance Sheet, (iv) Liabilities incurred as a result of the Transactions or (v) Liabilities arising under the executory portion of any Contract disclosed in the Seller Disclosure Letter (other than Liabilities for, or arising out of, breach of contract or breach of warranty tort, infringement, violation of Law, claim or lawsuit).

(e) Each of the Transferred Group Members maintains books and records reflecting its assets and liabilities that are accurate in all material respects and maintains internal accounting controls designed to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the Transferred Group Members’ consolidated financial statements and to maintain accountability for its assets, (iii) access to its assets is permitted only in accordance with management’s authorization, and (iv) the reporting of its assets is compared with existing assets at regular intervals.

SECTION 6.06. Absence of Certain Developments.

(a) From the Locked Box Date to the date hereof, there has not been any Leakage, other than (i) the continued operation of the Cash Management Arrangements in the ordinary course and (ii) Permitted Leakage as defined in clauses (v), (vi) and (viii) of the definition thereof.

(b) Each of the Transferred Group Members has (I) operated its business in the Ordinary Course of Business from the Locked Box Date to the date hereof, (II) not suffered any Material Adverse Effect since the Locked Box Date, and (III) not taken any of the following actions from the Locked Box Date to the date hereof:

(i) (A) sold, leased, assigned, licensed or transferred or otherwise disposed of any of its assets or any portion thereof or any of its Intellectual Property or any Intellectual Property Ancillary Rights, other than (1) sales of obsolete assets, assets with no book value and de minimis assets, and (2) licensing of Intellectual Property or Intellectual Property Ancillary Rights in the Ordinary Course of Business to customers, or (B) mortgaged, pledged or subjected any of the foregoing to any additional Lien (other than Permitted Liens);

(ii) made, granted or promised any bonus, any wage or salary increase or any other payment to any current or former employee, manager, officer or director, or contractor who is a natural person, in each case, other than in the Ordinary Course of Business;

(iii) entered into, materially amended or terminated any Rome Group Employee Benefit Plan, other than as required by applicable Law or the terms of such Rome Group Employee Benefit Plan;

(iv) except as required by Law, entered into, or amended, any collective bargaining agreements or other contract with any labor union, works council or other similar employee representative group relating to any current or former employees of any Transferred Group Member;

(v) issued, sold, granted, redeemed, delivered, disposed of, pledged or otherwise encumbered any of its Ownership Interests, other than (A) the issuance by the Rome Entity of Rome Common Shares upon the exercise of Rome Options or vesting of Rome Equity Awards in accordance with the Rome Equity Plans, (B) the grant of Rome Equity Awards under the Rome Equity Plans and (C) the lapse, forfeiture or redemption of Rome Equity Awards in accordance with the Rome Equity Plans and consistent with past practice;

(vi) made any loans, advances or capital contributions to, or investments in, any other person, other than (A) loans or capital contributions to or investments in Transferred Group Members in the Ordinary Course of Business, and (B) immaterial employee loans or advances in the Ordinary Course of Business;

(vii) created, incurred, assumed, guaranteed or otherwise became liable in respect of any indebtedness, other than loans from Transferred Group Members in the Ordinary Course of Business;

(viii) acquired by merging or consolidating with, or by purchasing a substantial portion of the equity securities or assets of, any Person or division thereof (other than inventory), or effected any business combination, recapitalization or similar transaction, or agreed in writing to do any of the foregoing;

(ix) split, combined or reclassified any of its Ownership Interests;

(x) hired any new, terminated (other than for cause), or modified or amended in any material respect any contract with any of its existing operating committee members, officers or directors;

(xi) made or changed any election relating to Taxes, changed any annual accounting period or method of Tax accounting, settled or compromised any material Liability or claim with respect to Taxes, filed any amended material Tax Return, entered into any closing agreement relating to any Tax, agreed to an extension of a statute of limitations in respect of any Tax, surrendered any right to claim a material Tax refund, or incurred any material liability for Taxes other than in the Ordinary Course of Business;

(xii) made any material change in policies with respect to the payment of accounts payable or accrued expenses, including any acceleration or deferral of the payment thereof, as applicable, in each case, other than in the Ordinary Course of Business;

(xiii) made any material change in any cash management practices or in accounting methods, principles or practices;

(xiv) amended or authorized the amendment of its Organizational Documents;

(xv) waived any of the rights of the Transferred Group Members under the confidentiality provisions of any agreement related to the Transactions or any of the material rights of the Transferred Group Members under the confidentiality provisions of any other agreements entered into by the Transferred Group Members;

(xvi) amended or modified in any material respect, assigned, terminated (partially or completely), granted any material waiver or material release under or given any material consent with respect to, or entered into any agreement to do any of the foregoing with respect to, any of the Material Contracts or entered into any Material Contract;

(xvii) entered into any agreement or arrangement that limits or otherwise restricts in any material respect any Transferred Group Member, any of its Affiliates or any successor thereto, or that would, after the Closing Date, limit or restrict in any material respect any Transferred Group Member or any of its Affiliates from engaging in the business of the Rome Group Members as currently conducted;

(xviii) abandoned, failed to defend against legal challenge, or permitted to lapse any material Intellectual Property;

(xix) commenced any Action;

(xx) failed to take or maintain reasonable measures consistent with past practice to protect the confidentiality of any trade secrets or other proprietary information included in Owned Intellectual Property;

(xxi) entered or offered to enter into any settlement, compromise or release of any Action involving any admission of wrongdoing or misconduct or payment by any Transferred Group Member of any material monetary relief or settlement;

(xxii) terminated, failed to maintain, suffered any revocation of or materially adversely amended the terms of any Material Permit;

(xxiii) adopted or entered into a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(xxiv) authorized, agreed, resolved or committed, whether orally or in writing, to take any of the foregoing actions.

SECTION 6.07. Real Property.

(a) None of the Transferred Group Members owns any real property.

(b) Section 6.07(b) of the Seller Disclosure Letter sets forth a complete and correct list as of the date hereof of all leases and subleases of each Leased Real Property, including the identity of the tenant thereunder, and the address of each such property. Such Leased Real Property constitutes all of the real property used in the operation of the Rome Business. Except as would not reasonably be expected to be material, the applicable Transferred Group Member has good and valid title to the leasehold interest under the lease or sublease for such Leased Real Property, free and clear of any Liens (other than Permitted Liens), such Transferred Group Member’s possession and quiet enjoyment of the Leased Real Property has not been disturbed, and such Transferred Group Member is not in breach or default under any such lease or sublease and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default or permit the termination, modification or acceleration of rent under such lease. Each lease or sublease for the Leased Real Property is valid, binding and enforceable against the applicable Transferred Group Member, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance, injunctive and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity), and is in full force and effect, subject to proper execution of such lease or sublease by the other parties thereto. To the Knowledge of the Transferred Entities, there are no disputes with respect any lease or sublease for the Leased Real Property and none of the Transferred Group Members has received or provided any written notice of any intention to terminate any such lease or sublease. The Transferred US Entity has provided Purchaser with complete and correct copies of all lease agreements with respect to the Leased Real Property in effect as of the date hereof.

SECTION 6.08. Title to Tangible Assets; Sufficiency of Assets. The Rome Group Members own good, valid and marketable title to (or, in the case of leased or licensed property and assets, have the right to use pursuant to a valid and enforceable lease or valid license), free and clear of all Liens (other than Permitted Liens), all of the material Rome Assets constituting personal property or tangible assets, including the personal and tangible property and tangible assets shown on the Stub Period Balance Sheet and any other personal property and tangible assets that are material to the Transferred Group Members’ conduct of the Rome Business as currently conducted. The Rome Assets constitute all of the property and assets used in or necessary for the conduct of the Rome Business as currently conducted. None of the Rome Assets are owned or held by any Person other than the Rome Group Members, other than Rome Assets constituting personal property or tangible assets that are leased or licensed to Rome Group Members by third parties. All material personal property and tangible assets of the Transferred Group Members, including the Rome Assets, are in normal operating condition, save for normal wear and tear, and are not in need of any maintenance or repair, except for ordinary routine maintenance and repairs that are not, individually or in the aggregate, material.

SECTION 6.09. Contracts and Commitments.

(a) Section 6.09(a) of the Seller Disclosure Letter lists or identifies all of the following Contracts to which any Transferred Group Member is a party and which are currently in effect as of the date hereof, other than any Parent Benefit Plan or any Rome Group Employee Benefit Plan (such Contracts, of the type required to be so scheduled, but whether or not so scheduled, the “Material Contracts”):

(i) Contracts that involve remaining unpaid commitments to make capital expenditures in excess of $300,000 per year;

(ii) Contracts with the Transferred Group Members’ (A) Material Customers and (B) Material Suppliers;

(iii) data redistribution or similar agreements pursuant to which any Transferred Group Member is authorized to distribute any data, other than open data or public data, obtained from or provided by the counterparty thereto;

(iv) Contracts evidencing indebtedness for borrowed money of any Transferred Group Member or any guaranty, letter of credit, performance bond or other credit support by any Transferred Group Member of any obligation in respect of borrowed money, other than any guaranty of obligations of Parent that is to be released at or before the Closing;

(v) Contracts under which any material asset of any Transferred Group Member is encumbered by a Lien (other than a Permitted Lien);

(vi) Contracts with agents, dealers, distributors or independent third party sales representatives under which (A) the counterparty sells or markets the products of the Transferred Group Members to customers and (B) the Transferred Group Members make payments to such Persons in excess of $100,000 per year;

(vii) Contracts pursuant to which any Transferred Group Member is a lessor or sub-lessor or a lessee, sub-lessee or occupant of any Leased Real Property;

(viii) Contracts that (A) grant any right of first refusal, right of first offer or similar right to a third party, (B) otherwise restrict or purport to restrict in any material respect the ability of the Transferred Group Members to compete in any line of business or geographical area, other than use or similar restrictions in licenses of Intellectual Property, (C) provide for an earn-out or similar deferred conditional payment obligation to a third party, (D) include any “most favored nation” provision that restricts the Transferred Group Members or (E) contain any exclusivity obligation that restricts the Transferred Group Members, other than any such obligation in immaterial Contracts with suppliers;

(ix) Contracts for the acquisition or disposal of any business or any assets (whether by merger, sale of stock, sale of assets or otherwise) material to the Transferred Group Members, taken as a whole;

(x) Intellectual Property Agreements material to the Transferred Group Members, taken as whole, including all exclusive licenses of Owned Intellectual Property, patent licenses, licenses entered into in relation to settlement of litigation, licenses of source code (excluding open source software) and co-existence agreements. For the avoidance of doubt, the following are not considered material for the purposes of this Section 6.09(a)(x): (A) non-exclusive software as a service agreements or license agreements entered into with customers in the Ordinary Course of Business (B) licenses for generally commercially available, off-the-shelf software that is licensed under standard terms and (C) non-exclusive software as a service agreements or license agreements entered into with suppliers in the Ordinary Course of Business;

(xi) collective bargaining agreements or other Contracts with any labor union, works council, or other employee representative relating to any employees, workers, consultants, managers, officers or directors of the Transferred Group Members;

(xii) Contracts relating to any pending Action, other than customary Contracts relating to the processes or procedures of mediation or arbitration entered into in the Ordinary Course of Business;

(xiii) Contracts relating to any obligations of any Transferred Group Member with respect to the issuance, sale, repurchase or redemption of any Ownership Interests, in each case, other than pursuant to any of the Rome Equity Plans;

(xiv) Contracts evidencing any partnerships or joint ventures;

(xv) Contracts evidencing or relating to any Transferred Group Minority Owned Entity;

(xvi) Contracts with any professional employer organization (“PEO”) or employee staffing agency, other than any such Contract that is terminable at will by the applicable Transferred Group Member without any further Liability thereunder;

(xvii) Contracts disclosed on Section 6.17 of the Seller Disclosure Letter; and

(xviii) any other Contracts that require the payment by, or to, any Transferred Group Member after the date hereof of an amount in excess of $250,000 per year, other than (A) Contracts with customers and Contracts with suppliers, in each case entered into in the Ordinary Course of Business, (B) Contracts relating to employment or compensation of employees and (C) Contracts with Affiliates of Parent.

(b) (i) No Material Contract has been breached in any material respect by any Transferred Group Member or, to the Knowledge of the Transferred Entities, any other party thereto, which has not been duly cured or reinstated, or been canceled by written notice by the other party or parties to such Material Contract, (ii) no Transferred Group Member is in receipt of any written claim of default by any Transferred Group Member under any such Material Contract, and no Transferred Group Member, nor to the Knowledge of the Transferred Entities, any other Person, currently contemplates any termination or material amendment of any Material Contract, (iii) no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a material breach or default of any Material Contract by any Transferred Group Member or result in or give any Person a right of acceleration or early termination thereof and (iv) each Material Contract is valid, binding and enforceable against the applicable Transferred Group Member party thereto and, to the Knowledge of the Transferred Entities, each other party thereto (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Complete and correct copies of the Material Contracts in effect as of the date hereof have been provided to Purchaser.

SECTION 6.10. Intellectual Property; Privacy and Data Security.

(a) Section 6.10(a) of the Seller Disclosure Letter contains a complete and accurate list of all (i) issued patents and pending patent applications, (ii) registered trademarks and pending applications therefor (and specifying the next upcoming renewal date for each), (iii) to the Knowledge of the Transferred Entities, unregistered trademarks and service marks included in Owned Intellectual Property that are material to the Transferred Group Members, taken as whole, (iv) copyright registrations and pending applications therefor, (v) internet domain name registrations (and specifying whether each such domain name registration is set to automatically renew), and (vi) material Software, in each case that are Owned Intellectual Property. With respect to each item of Owned Intellectual Property, no Action is pending or, to the Knowledge of the Transferred Entities, threatened, which challenges the legality, validity, enforceability, or ownership of any such Intellectual Property. All Owned Intellectual Property is valid, subsisting, and enforceable. All registrations and applications for the Owned Intellectual Property are duly registered or filed in the name of a Transferred Group Member, and none are as of the date hereof, or, solely with respect to patents or patent applications, have been in the six (6) years prior to the date of this Agreement, subject to any pending cancellation, interference, reissue, or reexamination proceeding.

(b) The Transferred Group Members exclusively own, free and clear of all Liens, all Owned Intellectual Property. With respect to all Intellectual Property that has been invented, created or developed by or for the Transferred Group Members, except as set forth on Section 6.10(b) of the Seller Disclosure Letter, no third party (i) owns or controls any rights or interests in or to such Intellectual Property, or (ii) has a right to restrict or impair in any material respect the Transferred Group Members’ use of such Intellectual Property as such Intellectual Property is currently used in the operation of its business. The Transferred Group Members have not sold or assigned to a third party, and own all right, title and interest in and to, all Intellectual Property Ancillary Rights in the Owned Intellectual Property. No Transferred Group Member has exclusively licensed any Owned Intellectual Property to any Person or is under any obligation to grant any such licenses.

(c) The Transferred Group Members have a valid license to use each item of Intellectual Property (other than Owned Intellectual Property) and data or other confidential information used in connection with the operation of its business as currently conducted, and such Intellectual Property, together with the Owned Intellectual Property, constitutes all of the Intellectual Property used or otherwise necessary to operate the Transferred Group Members’ business in the manner it is currently conducted and, in all material respects, currently proposed to be conducted as set forth in business plans approved in writing by applicable officers of the Transferred Group Members. The Transferred Group Members are not and have not in the three (3) years prior to the date of this Agreement been in breach of any Intellectual Property Agreement in any material respect.

(d) None of the Transferred Group Members, nor the operation of the Transferred Group Members’ business, has in the six (6) years prior to the date of this Agreement infringed, misappropriated, or otherwise violated any rights of any other Person with respect to Intellectual Property, or is infringing, misappropriating or otherwise violating any rights of any third party with respect to Intellectual Property. None of the Transferred Group Members has received in the six (6) years prior to the date of this Agreement any written (or, to the Knowledge of the Transferred Entities, oral) notice or written communication (i) alleging that any Transferred Group Member or the conduct of its business infringes, misappropriates or otherwise violates any rights of any third party with respect to Intellectual Property, or (ii) challenging the scope, ownership, use, validity, or enforceability of the Owned Intellectual Property. To the Knowledge of the Transferred Entities, no third party is infringing upon, has misappropriated or is otherwise violating any Owned Intellectual Property rights.

(e) The Transferred Group Members have taken all commercially reasonable actions to protect the security, confidentiality, integrity, and intended accessibility of the Transferred Group Members’ IT Systems and the confidential data and other information stored or processed thereon. Without limiting the foregoing, the Transferred Group Member have and use the most recent version of industry standard anti-virus software to regularly scan, monitor, identify, and mitigate or remove, as appropriate, vulnerabilities in the IT Systems (including any Company Software). During the three (3) years prior to the date of this Agreement, there has been no unauthorized access, use, intrusion, manipulation, corruption, or other breach of security of any of the Transferred Group Members’ IT Systems, that has caused or could reasonably be expected to cause material (i) disruption of or interruption in or to the use of such IT Systems, (ii) loss, destruction, damage, or harm of or to the Transferred Group Members, their operations or their conduct of business, or (iii) liability of any kind to any of the Transferred Group Members. The Transferred Group Members maintain written plans for business continuity and responding to IT security incidents in accordance with industry standard practice. The Transferred Group Members have procured suitable insurance coverage in respect of privacy, information security and IT security risks.

(f) All Software of the Transferred Group Members included in the products of the Transferred Group Members’ business or which are otherwise licensed or made available to customers of the Transferred Group Members (the “Company Software”) performs substantially in conformance with its documentation. No Company Software or Software included in the IT Systems (i) contains any virus, routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or Software, or any routine designed to disable a computer program or system automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the Software, or (ii) with respect to IT Systems that are Owned Intellectual Property only, includes any “open source software” as such term is defined by the Open Source Foundation that is used in a manner by the Transferred Group Members that would require any Transferred Group Member to disclose or license to a third party for no or minimal charge any proprietary Software included in the Owned Intellectual Property, or desist in enforcing any material Intellectual Property rights in such Software. Except as set forth in Section 6.10(f) of the Seller Disclosure Letter, the Transferred Group Members have not disclosed or licensed any proprietary source code to any Software to any Person (including to a third party escrow agent) other than to employees and contractors performing services on the Transferred Group Members’ behalf who are bound by obligations of confidentiality. No event has occurred, and to the Knowledge of the Transferred Entities, no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of any proprietary source code to any Software included in the Owned Intellectual Property other than to employees and contractors performing services on the Transferred Group Members’ behalf who are bound by obligations of confidentiality.

(g) Each of the Transferred Group Members require that each current and former employee, officer, contractor, or other Person who contributed to the invention, creation, or development of any Intellectual Property for or on behalf of the Transferred Group Members or currently used or maintained in the business of the Transferred Group Members has entered into written agreements whereby such employee, officer, contractor, or other Person agrees to obligations of confidentiality with respect to any trade secrets or confidential information of the Transferred Group Members, irrevocably assigns to the Transferred Group Members any ownership interest such employee, officer, contractor, or other Person may have in or to such Intellectual Property, and irrevocably waives any right or interest, including any moral rights, regarding such Intellectual Property to the extent permitted by applicable law and the Transferred Group Members, individually or collectively, own any such Intellectual Property developed by such employee, officer, contractor or other Person. No current or former officer, director, stockholder or other equityholder or Affiliate of the Transferred Group Members nor any of their respective officers, directors employees, or contractors, has any right, license, claim, moral right or interest whatsoever in or to any Intellectual Property used in or otherwise necessary to operate the Transferred Group Members’ business in the manner it is currently conducted or currently proposed to be conducted.

(h) The Transferred Group Members own or possess the legal and enforceable right to use the IT Systems as necessary to operate their business as currently conducted, and after the Closing Date, the Transferred Group Members will own or have the right to use such IT Systems in a manner that is the same in all material respects as prior to Closing.

(i) Each Transferred Group Member materially complies, and has during the three (3) years prior to the date of this Agreement materially complied, with (i) all Privacy Laws, (ii) its Privacy Notices, (iii) its internal practices, rules, policies, and procedures related to privacy and information security, and all contracts relating to Processing of Personally Identifiable Information.

(j) No Transferred Group Member has received any written (or, to the Knowledge of the Transferred Entities, oral) notice, complaint, allegation or other communication during the three (3) years prior to the date of this Agreement, and to the Knowledge of the Transferred Entities, there is no pending investigation by any Governmental Entity or payment card association, regarding any actual or possible violation of any Privacy Law by or with respect to any Transferred Group Member.

(k) To the Knowledge of the Transferred Entities, no investigation or claim relating to the data privacy or data security practices of the Transferred Group Members, or their business, is being or has been conducted during the three (3) years prior to the date of this Agreement by any Governmental Entity, payment card association or other third party.

(l) During the prior three (3) years prior to the date of this Agreement, there has been no data security breach, privacy breach or unauthorized use of any Personally Identifiable Information that is Processed by or on behalf of the Transferred Group Members, or their business.

(m) During the prior three (3) years prior to the date of this Agreement, (i) no Transferred Group Member has suffered a security breach with respect to any IT System that contains or provides access to Company Data, and (ii) there has been no unauthorized or illegal access to, or use or disclosure of, any Company Data.

(n) During the three (3) years prior to the date of this Agreement, no Transferred Group Member has notified, or been required by Privacy Laws to notify, any Person of any unauthorized or illegal access to, or unauthorized or illegal use or disclosure of, Personally Identifiable Information.

(o) Each Transferred Group Member employs commercially appropriate technical, administrative, physical and organizational measures that materially comply with Privacy Laws to protect Company Data within its custody or control and requires the same of all third parties that Process Company Data on its behalf. The Transferred Group Members maintain, and have remained in compliance with, comprehensive written policies and procedures that (i) identify internal and external risks to the security of the IT Systems; (ii) implement, monitor and improve adequate safeguards to control such risks; and (iii) include documented controls concerning the prevention, detection, containment, and correction of security violations related to IT Systems. Each Transferred Group Member employee has received training regarding information security that is relevant to such employee’s role and responsibility. The Transferred Group Members have deployed industry standard encryption on all Transferred Group Member owned or controlled portable devices and information systems containing Company Data or Personally Identifiable Information. The Transferred Group Members have timely and reasonably remediated and addressed any and all audit findings related to the Transferred Group Members’ implementation of organization, administrative, physical, and technical safeguards.

(p) There are no outstanding, ongoing or unsatisfied requests from individuals seeking to exercise their data protection rights under applicable Privacy Laws (including any rights to access, rectify, or delete their Personally Identifiable Information, or to restrict processing of or object to processing of Personally Identifiable Information, or to data portability), or to opt out of the sale of Personally Identifiable Information.

(q) Each Transferred Group Member has filed any required registrations with, or made the required notifications to, the applicable data protection authority or such other Governmental Entity.

(r) Each Transferred Group Member materially complies, and has at all times materially complied, with the applicable requirements of the Privacy Laws relating to the disclosure or transfer of Personally Identifiable Information outside the European Economic Area.

(s) The relevant Transferred Group Member has undertaken commercially reasonable due diligence on any third parties appointed by that Transferred Group Member to Process Personally Identifiable Information on its behalf (“Processors”) and has entered into a written agreement with each Processor that materially complies with applicable Privacy Laws. Each such Transferred Group Member has taken reasonable measures to ensure that such Processors have complied with their contractual obligations and is not aware of any breach by any Processors of such obligations.

(t) The execution and delivery of this Agreement, the performance by the Transferred Group Members of their obligations hereunder, and the consummation of the transactions contemplated hereby (i) will materially comply with all applicable Privacy Laws, (ii) will not impair any material rights of, or impose any material obligations or restrictions on, the Transferred Group Members with respect to any Processing of Personally Identifiable Information, and (iii) will not give rise to any right on the part of any Person to impair any such material rights or impose any such material obligations or restrictions.

(u) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) cause the termination of, or give rise to a right of termination of, any Intellectual Property Agreement, (ii) result in any Transferred Group Member granting to any Person any right to, or with respect to, any Intellectual Property or Intellectual Property Ancillary Rights included in Owned Intellectual Property, (iii) impair the right of any Transferred Group Member to use or exploit in any way any Intellectual Property or Intellectual Property Ancillary Rights or result in any loss of, or the diminishment in value of, any Owned Intellectual Property or Intellectual Property Ancillary Rights, (iv) result in any Transferred Group Member or Purchaser being bound by, or subject to, any non-compete or other material restriction on the operation or scope of the Transferred Group Members’ business, or (v) obligate any Transferred Group Member or Purchaser to pay any royalties or other amounts to any Person that were not payable immediately prior to the execution and delivery of this Agreement.

(v) The generation, compilation, access, licensing, and use of any data, content, and information and/or any portions thereof by or on behalf of any Transferred Group Member and any vendors, contractors, consultants, or service providers of any Transferred Group Member (collectively, the “Business Content”), is and during the five (5) years prior to the date of this Agreement has been in material compliance with all applicable Laws and all agreements, contracts, commitments, arrangements, and other instruments (including any click-thru, browse wrap, or other terms and conditions) relating thereto. No Business Content has during the five (5) years prior to the date of this Agreement been collected, compiled, summarized, sourced, or otherwise procured, directly or indirectly by or on behalf of any Transferred Group Member (i) from any competitor of any Transferred Group Member (other than pursuant to a valid and enforceable license agreement with such competitor), (ii) in violation of any physical, technical, or legal safeguards binding on any Transferred Group Member or any vendors, contractors, consultants or service providers of any of the foregoing, intended to limit the access to or use of any such Business Content, or (iii) using prohibited “scraping” or like automated means. Each Transferred Group Member has all material rights, licenses, authority, and permissions necessary to generate, compile, access, license, and use all Business Content as currently and during the five (5) years prior to the date of this Agreement generated, compiled, accessed, licensed, and used by or on behalf of such Transferred Group Member.

SECTION 6.11. Material Permits. Section 6.11 of the Seller Disclosure Letter contains a complete and correct listing as of the date hereof of all material Governmental Approvals held by the Transferred Group Members or necessary for the lawful conduct of the Rome Business (collectively, “Material Permits”). The Transferred Group Members own or possess all right, title and interest in and to all Material Permits. The Transferred Group Members are in compliance with the material terms and conditions of such Material Permits and such Material Permits are in full force and effect and will not be terminated, impaired, or become terminable (in whole or in part) as a result of the Transactions. There has not been in the three (3) years prior to the date of this Agreement, any violation, default, cancelation, revocation or suspension (or other set of facts that could reasonably be expected to result in any of the foregoing) nor, to the Knowledge of the Transferred Entities, any threatened cancelation, revocation or suspension, of any such Material Permit.

SECTION 6.12. Actions; Judgments. There are no Actions pending or, to the Knowledge of the Transferred Entities, threatened against any Transferred Group Member, its business or any of its assets. None of the Transferred Group Members (a) is subject to any currently effective Judgment, and (b) is not (and during the three (3) years prior to the date of this Agreement has not been) the subject of any (i) material penalties or fines, or (ii) Judgments or enforcement actions.

SECTION 6.13. Compliance with Laws.

(a) Each of the Transferred Group Members is (and during the three (3) years prior to the date of this Agreement has been) in compliance in all material respects with all applicable Laws. None of the Transferred Group Members is in material violation of, or subject to a material liability or material potential responsibility under, any such Law, which is pending or remains unresolved, nor has any Transferred Group Member received any written notice from any Governmental Entity to the effect that any Transferred Group Member is not in compliance, in any material respect, with any applicable Law.

(b) During the fourth and fifth years prior to the date of this Agreement, each of the Transferred Group Members was in compliance with all applicable Laws except for any such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 6.14. Employees.

(a) Since January 1, 2017, no Transferred Group Member has been a party to any collective bargaining agreement or other written agreement with any labor union, labor organization, employee association, or works council respecting employees of the Transferred Group Members, nor experienced any labor union, labor organization, employee association, or works council demand for recognition as the collective bargaining agent for employees of any Transferred Group Member, or material labor disputes or material work stoppage or material slowdowns due to labor disagreements involving employees of any Transferred Group Member, and no such activities are pending or, to the Knowledge of the Transferred Entities, threatened. Since January 1, 2017, to the Knowledge of the Transferred Entities, no Transferred Group Member has experienced any organization attempts involving their employees, and no such activities are pending or, to the Knowledge of the Transferred Entities, threatened.

(b) There is no labor strike, material work stoppage, material slowdown, picketing, lockout, material industrial dispute, material trade dispute, or other material labor dispute pending or, to the Knowledge of the Transferred Entities, threatened against any Transferred Group Member.

(c) No Transferred Group Member is, or since January 1, 2017 has been, involved in any negotiation regarding a claim or grievance with any labor or trade union or works council representing current or former employees of any Transferred Group Member.

(d) None of the Transferred Group Members, since January 1, 2017, has received any material demand letters, civil rights charges, misclassification or employment claims or suits related to claims made by (or on behalf of) any current or former employee, worker, officer, director, independent contractor, other service provider, or stockholder, and none are anticipated or pending. Since January 1, 2017, the Transferred Group Members (i) have not engaged in any material unfair labor practices within the meaning of the National Labor Relations Act (or any other Law equivalent thereof), (ii) have been in compliance in all material respects with all Laws relating to employment and labor with respect to all service providers, and (iii) have been in compliance in all material respects with all Laws relating to wage and hour matters and the terms and conditions of employment, including, without limitation, wages and hours, accrual and payment of vacation pay and paid time off, labor relations, classification of individual independent contractors and other individual service providers who have provided services to the Transferred Group Members, employment discrimination, disability rights, equal opportunity, immigration, occupational health and safety, workers compensation and unemployment insurance. To the Knowledge of the Transferred Entities, each PEO, to the extent that such PEO is engaged by any Transferred Group Member to employ or manage any portion of such Transferred Group Member’s workforce, is in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, worker classification, civil rights, discrimination, sexual harassment, immigration, collective bargaining, and the WARN Act. There is no pending, or to the Knowledge of the Transferred Entities, threatened unfair labor practice charge against any Transferred Group Member before the National Labor Relations Board (or other forum or tribunal established under applicable local law) and, to the Knowledge of the Transferred Entities, no basis for any such charge exists. No Transferred Group Member is or has been a party to or otherwise bound by any Judgment relating to employees or employment practices, and there are no Governmental Entity conciliation agreements, noncompliance findings or audits pending or in effect with respect to current or former employees or employment practices of the Transferred Group Members.

(e) To the Knowledge of the Transferred Entities, (i) all individuals who are or since January 1, 2017 were performing consulting or other services for any Transferred Group Member (including, e.g., interns) have been correctly classified by such Transferred Group Member as “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees,” in all material respects in compliance with applicable Law, and (ii) all employees of any Transferred Group Member are or since January 1, 2017 have been correctly classified by such Transferred Group Member as exempt or non-exempt, as the case may be, in all material respects in compliance with applicable Law, including the Fair Labor Standards Act. None of the Transferred Group Members has received any notice since January 1, 2017 from any individual or Governmental Entity disputing such classifications. All individual independent contractors can be terminated with no greater than thirty (30) days’ notice to such individual independent contractors without further liability. The Transferred US Entity has made available to Purchaser a census, dated June 30, 2021 (the “Census”), the name or identification number of each employee of the Transferred Group Members and, with respect to each such individual, the location (city, state, and country) in which each such individual is based and primarily performs his or her duties or services, the title (including any officer title), base annual salary, bonus, commission, and other incentive compensation, position or job function and hire date. The Census also identifies all current independent contractors of the Transferred Group Members who are natural persons, and (to the extent permitted under applicable Law) sets forth for each such individual the individual’s name, date of engagement, anticipated end date for the engagement, location (city, state, and country) in which each such individual is based and primarily performs his or her duties or services and rate of compensation.

(f) No member of the operating committee of the Rome Entity has advised the Rome Entity of his or her intention to terminate such employee’s employment relationship with the Rome Entity within the twelve (12) month period following the Closing for any reason, including because of the consummation of the Transactions. No current member of the operating committee of the Rome Entity is subject to any disciplinary action or on a performance improvement plan or similar action and there have not been any workplace allegations of harassment, discrimination, or assault against any of them. There will not been any “employment losses” or “layoffs” (as defined in the WARN Act) or similar event during the 90 days prior to the Closing Date that, when aggregated with enough similar other events, could result in any obligation on behalf of the Transferred Group Members under the WARN Act.

(g) There are no outstanding material assessments, penalties, fines or other similar amounts due or owing pursuant to any Laws relating to the employment or engagement by any Transferred Group Member of any employee, officer, director, or other individual service provider (whether current, former or retired) of any Transferred Group Member.

(h) As of the date hereof and during the two (2) years prior to the date of this Agreement, no member of the Operating Committee of the Rome Entity is or has been on a performance improvement plan, last final written warning, or other disciplinary action.

(i) The Transferred Entities have provided to Purchaser true, correct and complete copies of all material employee manuals and handbooks, disclosure materials, policy statements and other materials of the Transferred Group Members since January 1, 2017 relating to the employment of employees.

(j) All current employees of each Transferred Group Member have provided such Transferred Group Member with sufficient evidence that each such employee is a citizen of, or is authorized to be employed in, the country in which such Transferred Group Member is located, and each such Transferred Group Member is and has been in compliance in all material respects with all Laws relating to immigration and the employment of Persons who are not citizens of such country.

(k) Except pursuant to those Contracts set forth on Section 6.09(a)(xvi) of the Seller Disclosure Letter, no Transferred Group Member utilizes the services of any PEO, staffing agency, or loan-out agency or any entity that provides temporary or long-term staffing services. Each Person who provides employment-related services to the Transferred Group Members is employed by a Transferred Group Member.

(l) No Transferred Group Member has had, nor to the Knowledge of the Transferred Entities are there any facts that would give rise to, any workforce changes resulting from disruptions due to the COVID-19 virus, any economic effect thereof or COVID-19 Measures (as defined below), whether directly or indirectly, including any actual or expected terminations, layoffs, furlough or shutdowns (whether voluntary or by Law), or any changes to benefit or compensation programs, nor are any such changes currently contemplated. For purposes of this Agreement, “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, or directive, by any Governmental Entity in connection with or in response to the 2019 novel coronavirus or any variant thereof, including, but not limited to, the CARES Act, the Families First Coronavirus Response Act of 2020 (FFCRA), or any similar applicable Law. Since January 1, 2020, no Transferred Group Member has materially reduced the compensation or benefits of any of its employees or otherwise reduced the working schedule of any of its employees, in each case, for any reason relating to the COVID-19 virus or any variant thereof. No Transferred Group Member has claimed any employee retention credit under the CARES Act.

(m) Section 6.14(m) of the Seller Disclosure Letter sets forth a true, complete and correct list as of the date hereof of all material Rome Group Employee Benefit Plans. No Transferred Group Member is a party to, or maintains or has any obligation to contribute to, or otherwise has any liability with respect to any Employee Benefit Plan other than the Rome Group Employee Benefit Plans set forth on Section 6.14(m) of the Seller Disclosure Letter.

(n) None of the Transferred Group Members or any of their respective Affiliates participates in or contributes to or has had any obligation to contribute to, or has any Liability (including on account of or any ERISA Affiliate) to any multiemployer plan (as defined in Section 3(37) of ERISA) or other plan subject to Title IV of ERISA. None of the Transferred Group Members or any of their respective ERISA Affiliates has maintained or has had any obligation to contribute to any funded or unfunded Rome Group Employee Benefit Plan which provides post-retirement health, accident or life insurance benefits to current or former employees of any Transferred Group Member, current or former independent contractors of any Transferred Group Member, current or future retirees of any Transferred Group Member, their spouses, dependents or beneficiaries, other than health benefits required to be provided to current or former employees, their spouses and other dependents under Code Section 4980B or other similar Laws (including the equivalent thereof under local Law) for which the participants pay the full premium cost of the coverage.

(o) Parent, the UK Seller, and the Transferred US Entity have made available to Purchaser: (i) true, correct, and complete copies as of the date hereof of all material documents setting forth the terms of each Rome Group Employee Benefit Plan or, in the case of oral agreements, descriptions of which are set forth on Section 6.14(o) of the Seller Disclosure Letter, including all amendments thereto and all related trust documents; (ii) the three (3) most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Rome Group Employee Benefit Plan; (iii) the most recent actuarial reports (if applicable) for all Rome Group Employee Benefit Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Rome Group Employee Benefit Plan; (v) all material written contracts, instruments or agreements relating to each Rome Group Employee Benefit Plan, including administrative service agreements and group insurance contracts; (vi) the most recent IRS determination or opinion letter issued with respect to each Rome Group Employee Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vii) all filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program. No Transferred Group Member has promised or agreed to any material changes to terms and conditions or is due to consider or implement any material changes to terms and conditions for any employee or other service provider.

(p) Each Rome Group Employee Benefit Plan intended to qualify under Section 401(a) of the Code has received a determination letter or prototype opinion letter from the IRS upon which it may rely regarding its qualified status under the Code, and nothing has occurred, whether by action or by failure to act, that would reasonably be expected to cause the loss of such qualification or the imposition of any penalty or Tax liability.

(q) All payments required by each Rome Group Employee Benefit Plan or by Law (including, without limitation, all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by the Transferred Group Members in accordance with the provisions of each of the Rome Group Employee Benefit Plans, applicable Law and IFRS.

(r) There are no pending or, to the Knowledge of the Transferred Entities, threatened claims (other than routine claims for benefits) by or on behalf of any Rome Group Employee Benefit Plan, or any trusts which are associated with such Rome Group Employee Benefit Plans, and none of the Rome Group Employee Benefit Plans are under audit or investigation by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity.

(s) No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the Rome Group Employee Benefit Plans.

(t) Each Rome Group Employee Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and with all applicable Laws and other requirements, including the requirements of ERISA and the Code. Each Rome Group Employee Benefit Plan that is mandated by a government other than the United States or subject to the Laws of a jurisdiction outside of the United States has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to qualify for special tax treatment, satisfies, in all material respects, all requirements for such treatment.

(u) The consummation of the Transactions alone, or in combination with any other event, including a termination of any employee, worker, officer, director, manager or other service provider of any Transferred Group Member (whether current, former or retired) or their beneficiaries will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase or provide for compensation, payments or benefits becoming due and payable to any employee, worker, officer, director, manager or other service provider of any Transferred Group Member (whether current, former or retired) or their beneficiaries. There are no notification or consultation obligations under any agreement with any labor union or works council, employee representative, or other labor organization that must be satisfied by any Transferred Group Member, Sellers or Parent prior to the date of this Agreement with respect to the transaction contemplated herein.

(v) No Transferred Group Member has an indemnity obligation on or after the Closing for any Taxes imposed under Section 4999 or Section 409A of the Code. No Rome Group Employee Benefit Plan is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code.

(w) There are no outstanding loans or advances from any Transferred Group Member to any employee, worker, officer, director, manager, stockholder or other service provider (whether current or former) or other material amounts owed to any such individual by any Transferred Group Member other than for reimbursement of expenses and wages for the current salary period. No Transferred Group Member has an obligation to increase the compensation or benefits presently being paid or provided or hereafter payable or to be provided to current or former service providers.

(x) The Rome UK Entity has at all times and in all material respects complied with all applicable duties under the Pensions Act 2008, the Welfare Reform and Pensions Act 1999 and associated regulations. None of the Transferred Group Members participates or has participated in a defined benefit pension scheme in the UK or elsewhere. To the Knowledge of the Transferred Entities, no Person whose employment transferred to any Transferred Group Member under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or the Transfer of Undertakings (Protection of Employment) Regulations 2006 (together “TUPE”) is entitled as a result of the operation of TUPE to any enhanced terms as to the payment of benefits under any defined benefit scheme, including the Specified Dorchester Group Pension Scheme if they take early retirement or are made redundant.

SECTION 6.15. Tax Matters.

(a) Each Transferred Group Member has timely and properly filed all income and other material Tax Returns required to be filed by it or with respect to its assets or operations, all such Tax Returns are true and accurate in all material respects, and all income and other material Taxes required to be paid by or with respect to each Transferred Group Member or its assets or operations have been timely and properly paid. All Tax deficiencies that have been claimed, proposed, or asserted by any Taxing Authority against any Transferred Group Member have been fully paid or finally settled.

(b) There are no Liens for Taxes upon any assets of any Transferred Group Member other than Liens for Taxes not yet due and payable.

(c) The aggregate unpaid Taxes of the Rome Group Members (i) did not, as of the date of the Stub Period Balance Sheet, materially exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth thereon, and (ii) do not materially exceed that reserve as adjusted for the passage of time through the end of the Closing Date in accordance with the past custom and practice of the Rome Group Members in preparing its financial statements and accruing for Tax liabilities other than (a) any Taxes accruing in the Ordinary Course of Business conducted after the date of the Stub Period Balance Sheet and (b) any Separation Taxes.

(d) Each Transferred Group Member has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), in all material respects, including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all material amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(e) Each Transferred Group Member has timely and properly collected all material sales, use, value-added, and similar Taxes required to be collected by it and has timely remitted such amounts to the appropriate Taxing Authority. Each Transferred Group Member has properly requested, received, and retained all necessary resale certificates, exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transactions as to which it would otherwise have been obligated to collect or withhold Taxes.

(f) In the last three (3) years prior to the date of this Agreement, no claim has been made by a Taxing Authority in a jurisdiction where a Transferred Group Member does not file Tax Returns that such Transferred Group Member may be subject to taxation by that jurisdiction.

(g) No Transferred Group Member has consented to waive or extend the time in which any Tax may be assessed or collected by any Taxing Authority, which waiver or extension is in effect as of the date hereof; no Transferred Group Member has requested or been granted an extension of the time for filing any Tax Return to a date later than the Closing Date (other than any automatic extensions requested or granted in the Ordinary Course of Business).

(h) There is no Tax Action now in progress or pending against or with respect to any Transferred Group Member. No deficiency with respect to Taxes has been asserted in writing by any Taxing Authority against any of the Transferred Group Members, which deficiency has not been paid, settled or withdrawn. No Transferred Group Member has received from any Taxing Authority any (i) written notice indicating an intent to open an audit or other review with respect to Taxes, or (ii) written request for information related to Tax matters, in each case which has not been fully resolved.

(i) No Transferred Group Member (assuming for this purpose that such Transferred Group Member is a regarded entity for U.S. federal Income Tax purposes) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting, or the use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction as described in Treasury Regulation Section 1.1502-13 (or any analogous provision of Tax Law) or excess loss account described in Treasury Regulation Section 1.1502-19 (or any analogous provision of Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) deferred revenue or prepaid or deposit amount received on or prior to the Closing Date; (vi) “minimum gain chargeback” provision with respect to “minimum gain” for periods (or portions of periods) ending on or prior to the Closing Date pursuant to Subchapter K of the Code; or (vii) debt instrument held on or before the Closing Date that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code. No Transferred Group Member is required to include any amount in income pursuant to Section 965 of the Code or pay any installment of the “net tax liability” described in Section 965(h)(1) of the Code. No Transferred Group Member has deferred any obligation to pay Taxes pursuant to Section 2302 of the CARES Act or in connection with the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 (including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65)).

(j) No Transferred Group Member has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code in the last two (2) years prior to the date of this Agreement.

(k) No Transferred Group Member has received or requested any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any Taxing Authority, in each case, that would be binding upon or impact the amount of Tax due from Purchaser or any of its Affiliates (including any such Transferred Group Member) after the Closing Date.

(l) No Transferred Group Member (i) has ever been a member of an Affiliated Group (other than such a group the common parent of which is the Transferred US Entity) and (ii) has any liability for the Taxes of any other Person (other than any Transferred Group Member) under Treasury Regulation Section 1.1502-6 (or any analogous provision of Tax Law), as a transferee or successor, by contract, or otherwise (in each case other than pursuant to any contract entered into in the Ordinary Course of Business, the primary purpose of which is not the allocation or payment of Taxes) or (iii) for the past three (3) years, has been a party to any joint venture, partnership, or other arrangement treated as a partnership for Tax purposes, in the cases of clauses (i) and (iii), for any open Tax year.

(m) No Transferred Group Member is a party to or bound by any Tax indemnity agreement, Tax sharing, allocation, indemnity or similar agreement or arrangement, except, in each case, customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes.

(n) No Transferred Group Member has ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o) No Transferred Group Member is a party to any agreement or arrangement that would result, separately or in the aggregate, in the actual or deemed payment of any “excess parachute payments” within the meaning of Section 280G of the Code (or any comparable provision of foreign, state or local Law) or has any obligation to make any “gross-up” payment to any Person with respect to any excise Tax under Section 4999 of the Code.

(p) No Transferred Group Member has made any entity classification election since its incorporation. The U.S. federal income Tax classification of each Transferred Group Member is set forth on Section 6.15(r) of the Seller Disclosure Letter.

(q) No Transferred Group Member that is not a United States person (i) has an investment in U.S. property within the meaning of Section 956 of the Code, (ii) is engaged in a United States trade or business for United States federal income tax purposes, or (iii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(r) No indirect transfer Tax shall be due as a result of the acquisition of any Transferred Group Member under section 9 of the India Income Tax Act, 1961.

(s) Neither the Transferred US Entity nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(t) The Transferred Group Members are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order, and the consummation of the Transactions will not have any adverse effect on the continued validity and effectiveness thereof.

(u) The transfer of stock of the Transferred Indian Entity from AN (Mauritius) Ltd. to Indian Seller in March 2017 was exempt from Indian capital gains tax under the double tax treaty between India and Mauritius. Indian Seller took Indian tax advice supporting eligibility for such exemption under such tax treaty.

SECTION 6.16. Brokerage. There are no claims (other than by Lazard & Co., Limited) for brokerage commissions, financial advisor’s fees, finder’s fees or similar compensation in connection with the Transactions for which any Transferred Group Member or Purchaser would be liable based on any arrangement or agreement made by or on behalf of any Transferred Group Member, Sellers, Parent or any of their respective Affiliates.

SECTION 6.17. Affiliate Transactions. Except as disclosed on Section 6.17 of the Seller Disclosure Letter, no officer, director or operating committee member, holder of Ownership Interests or Affiliate (other than a Transferred Group Member with respect to another Transferred Group Member) of any Transferred Group Member, any of their respective officers, managers or directors, or any family member of any of the foregoing (i) has entered into any Contract with any Transferred Group Member, other than (A) confidentiality, assignment of inventions agreements and director and officer indemnification agreements, (B) employment agreements, offer letters, restrictive covenants agreements, stock option and restricted stock agreements and other Contracts providing for terms of service or direct or indirect compensation for service, all of which have been made available to Purchaser, (C) this Agreement, the other Transaction Documents and the Transactions, (D) in the case of each of the Transferred US Entity and Dorchester US, Contracts relating to or arising out of the Non-Rome Assets and Contracts relating to intercompany receivables, all of which will be terminated at or prior to the Closing with no Liability of any Transferred Group Member thereunder, (E) the Cash Management Arrangements, all of which will be terminated at or prior to the Closing with no Liability of any Transferred Group Member thereunder, and (F) intercompany shared service arrangements, all of which will (subject to the Transition Services Agreement) be terminated at or prior to the Closing with no further Liability of any Transferred Group Member thereunder, (ii) has filed or notified the Transferred Group Members of any claims or rights against any Transferred Group Member (other than rights to receive compensation for services performed as an officer, manager, director, employee or contractor of any Transferred Group Member, rights to reimbursement for travel and other business expenses incurred in the Ordinary Course of Business), (iii) owes any money to any Transferred Group Member or is owed any money from any Transferred Group Member (other than de minimis amounts or amounts owed pursuant to the Contracts described in subclauses (D) through (F) of clause (i) above), (iv) provides services to any Transferred Group Member (other than services performed (A) as a director, manager, officer, employee or contractor of any Transferred Group Member or (B) under Contracts described in subclauses (D) through (F) of clause (i) above) that are material to such Transferred Group Members, or (v) owns any property which is material to any Transferred Group Member and used by such Transferred Group Member in the conduct of its business.

SECTION 6.18. Insurance. Section 6.18 of the Seller Disclosure Letter sets forth a complete and correct list as of the date hereof of all material policies of fire, liability, workers’ or employees’ compensation, property, casualty and all other insurance policies to which any Transferred Group Member is a party, a named insured or otherwise the beneficiary of coverage. All of such insurance policies are valid, binding and enforceable and in full force and effect and no Transferred Group Member is in material breach or default (and there is no event which, with or without notice or the lapse of time or both, would constitute a breach or default by any Transferred Group Member) with respect to its obligations under such insurance policies (including with respect to payment of premiums). No written notice of cancelation or non-renewal of such insurance policies has been received and there is no claim by any Transferred Group Member pending under any such insurance policies, as to which any material coverage has been questioned, denied or disputed by the underwriters of such insurance policies or in respect of which such underwriters have reserved their rights. Each of the Transferred Group Members is, and for the last three (3) years prior to the date of this Agreement has been, insured with respect to its properties, assets and business in such amounts and against such risks as are sufficient for compliance with Laws in all material respects and as are adequate to protect its properties, assets, employees, officers and directors and conduct of its business in accordance with customary industry practice.

SECTION 6.19. Environmental Matters.

(a) The Transferred Group Members are, and have been during the last three (3) years prior to the date of this Agreement, in compliance in all material respects with all Environmental Laws.

(b) In the last three (3) years prior to the date of this Agreement, no Transferred Group Member has received any written notice that alleges that such Transferred Group Member is in material violation of, or has any material liability under, any Environmental Law.

(c) The Transferred Group Members have obtained and are, and in the last three (3) years prior to the date of this Agreement have been, in compliance in all material respects with all Environmental Permits necessary for the operation of their business, all such Environmental Permits are valid and in good standing and no Transferred Group Member has been advised by any Governmental Entity of any adverse change in the status or terms and conditions of any such Environmental Permit.

(d) There are no Environmental Claims pending or, to the Knowledge of the Transferred Entities, threatened that have been asserted against any Transferred Group Member.

SECTION 6.20. Material Business Relationships.

(a) Section 6.20(a) of the Seller Disclosure Letter sets forth the top twenty (20) customers of the Transferred Group Members (measured by aggregate annual contract value of products or services provided by the Transferred Group Members to a customer and such customer’s Affiliates) for the fiscal year ended September 30, 2020 (each, a “Material Customer” and, collectively, the “Material Customers”). No Material Customer (i) ceased, or notified any Transferred Group Member in writing that it will cease or, to the Knowledge of the Transferred Entities, has threatened to cease to use the services of any Transferred Group Member in their entirety, or (ii) materially and adversely modified its relationship with the Transferred Group Members (including by materially changing the pricing terms or other material terms of such Material Customer’s business with the Transferred Group Members) or, to the Knowledge of the Transferred Entities, has threatened such material and adverse modification.

(b) Section 6.20(b) of the Seller Disclosure Letter sets forth the top ten (10) suppliers of materials, equipment, products or services to the Transferred Group Members (measured by dollar volume of purchases by the Transferred Group Members) for the fiscal year ended September 30, 2020 (each, a “Material Supplier” and, collectively, the “Material Suppliers”). No Material Supplier (i) ceased, or notified any Transferred Group Member in writing that it will cease or, to the Knowledge of the Transferred Entities, has threatened to cease providing materials, equipment or services to any Transferred Group Member in their entirety, or (ii) materially and adversely modified its relationship with the Transferred Group Members (including by materially changing the pricing terms or other material terms of such Material Supplier’s business with the Transferred Group Members) or, to the Knowledge of the Transferred Entities, has threatened such material and adverse modification.

SECTION 6.21. Anti-Bribery and Corruption; Sanctions.

(a) Each Transferred Group Member has in the past three (3) years (and in the fourth and fifth years prior to the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect) conducted its business in compliance with any Anti-Bribery Law to which it is subject. None of the Transferred Group Members nor any of their respective directors, officers or employees, nor, to the Knowledge of the Transferred Entities, any agent (acting in such capacity), has in the past three (3) years (and in the fourth and fifth years prior to the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect) (i) in order to assist any Transferred Group Member in improperly obtaining or retaining business for or with any Person, in improperly directing business to any Person, or in securing any improper advantage, made, authorized, offered or promised to make any payment, gift or transfer of anything of value, directly, knowingly indirectly or knowingly through a third party, to or for the use or benefit of any Government Official or any Person, or (ii) made, authorized, offered or promised to make any unlawful bribe, rebate, payoff, influence payment or kickback or taken any other action that would violate any applicable Anti-Bribery Law binding on such Person or in effect in any jurisdiction in which such action is taken. In the past three (3) years (and in the fourth and fifth years prior to the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect), none of the Transferred Group Members nor any of their directors, officers, or employees, or, to the Knowledge of the Transferred Entities, any agent (acting in such capacity) have received any notice or communication from any Person that alleges, nor been involved in any internal investigation involving, any allegations relating to, potential violation of any Anti-Bribery Laws or other applicable Laws, nor received a request for information from any Governmental Entity regarding Anti-Bribery Laws. None of the Transferred Group Members nor any of their directors, officers or employees, nor, to the Knowledge of the Transferred Entities, any of their agents or Affiliates, has employed or retained, directly or indirectly, any Government Official or a family member of any Government Official. No Government Official has, directly or indirectly, the right of control over, or any beneficial interest in any Transferred Group Member. The Transferred Group Members maintain, and have maintained, compliance policies, procedures, and internal controls in the manner set forth in Section 6.21(a) of the Seller Disclosure Letter.

(b) None of the Transferred Group Members nor any of their directors, officers, managers or employees, nor, to the Knowledge of the Transferred Entities, any of their agents or Affiliates (i) is a Sanctioned Person, (ii) has in the last three (3) years (and in the fourth and fifth years prior to the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect) engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or otherwise violated any applicable Trade Laws, or (iii) has conducted its operation in violation in any material respect of any applicable Money Laundering Law, including applicable financial recordkeeping and reporting requirements.

ARTICLE VII

Covenants Relating to Conduct of Rome Business

SECTION 7.01. Conduct of Rome Business. Except for matters set forth in Section 7.01 of the Seller Disclosure Letter, otherwise expressly required by this Agreement or the other Transaction Documents (including effecting the Pre-Closing Transfers), required by applicable Law or consented to by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof to the Closing Date:

(a) Parent shall, and shall cause the Transferred Group Members to, use commercially reasonable efforts to (i) preserve intact the Rome Business and its assets, (ii) conduct the Rome Business in the Ordinary Course of Business, and (iii) maintain their respective relationships with the Rome Employees, customers, suppliers and others having business dealings with it in the Ordinary Course of Business; and

(b) Parent shall not permit any Transferred Group Member to, and no Transferred Group Member shall, do any of the following:

(i) issue, deliver, sell, grant, redeem, dispose of, pledge or otherwise encumber (A) any shares of capital stock, option, warrant or other rights to acquire any equity interests of a Transferred Group Member or (B) any Transferred Entity Voting Debt or Transferred Entity Securities, in each case other than any issuance of equity securities upon the exercise of rights to acquire such securities under the terms of a Rome Group Employee Benefit Plan, which rights were outstanding as of the date of this Agreement;

(ii) split, combine or reclassify any of its equity securities;

(iii) amend the certificate or articles of incorporation or bylaws or comparable organizational documents of any Transferred Group Member, other than to change its name;

(iv) create or acquire any Subsidiary;

(v) acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with or by purchasing any portion of any equity securities or assets of, or other interest in, any partnership, corporation, joint venture, limited liability entity or other business organization or division thereof or any other Person;

(vi) sell, transfer or otherwise dispose of, or make subject to any Lien (other than Permitted Liens), in a single transaction or a series of related transactions, any assets of the Rome Business, other than (A) sales of products of the Rome Business in the Ordinary Course of Business, (B) sales or other dispositions of obsolete, worn-out or excess equipment or other assets in the Ordinary Course of Business and (C) the use of cash and cash equivalents in the Ordinary Course of Business;

(vii) sell, license or otherwise dispose of or convey any Rome Intellectual Property Rights, other than (A) licenses of commercially available off-the-shelf software (including shrink-wrap or click-wrap licenses), and (B) the granting of non-exclusive licenses of Rome Intellectual Property Rights entered into in the Ordinary Course of Business;

(viii) abandon, fail to defend against legal challenge, or permit to lapse any Rome Intellectual Property Rights;

(ix) commence any Action, suit, legal proceeding or arbitration against any Person;

(x) with respect to the Rome Employees, (A) adopt, enter into, terminate, amend, extend or renew any material collective bargaining agreement or Rome Group Employee Benefit Plan, (B) increase in any manner the compensation or benefits of, or pay any bonus to, (x) any Rome Employee earning (1) with respect to U.S. employees, an annual base salary of $350,000 or more or (2) with respect to India employees, an annual base salary of $75,000 or more or (y) with respect to other Rome Employees, increases exceeding an aggregate annualized cost of $1 million, (C) grant any new equity-based awards to any Rome Employees or any other Person, (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Rome Group Employee Benefit Plan or (E) take any action to accelerate the vesting or payment of any compensation or benefits under any Rome Group Employee Benefit Plan, except as required pursuant to the terms of any collective bargaining agreement or any national, industry or similar generally applicable contract or arrangement or any Rome Group Employee Benefit Plan, in each case, in effect on the date hereof;

(xi) hire any new Rome Employees, or terminate (other than for cause), or modify or amend in any material respect any contract with any existing Rome Employees, except in the Ordinary Course of Business, to the extent relating to employees (i) with respect to U.S. employees, with an annual base salary of $350,000 or less and that provide for at-will employment, and (ii) with respect to India employees, with an annual base salary of $75,000 or less;

(xii) incur, create or assume any indebtedness, issue or sell any debt securities, guarantee or otherwise become contingently liable for any indebtedness or debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except for (A) indebtedness solely between or among the Transferred Group Members and (B) short-term borrowings incurred in the Ordinary Course of Business;

(xiii) make any loan, advance or capital contribution to, or investment in, any Person other than travel advances to employees in the Ordinary Course of Business;

(xiv) make any material change in the cash management practices, financial accounting methods, accounting periods, principles or practices of the Rome Business in effect on the Locked Box Date, except as may be required by a change in IFRS;

(xv) authorize capital expenditures in excess of $350,000, in the aggregate, other than in the Ordinary Course of Business;

(xvi) enter into any new lease, sublease or other occupancy agreement in respect of real property;

(xvii) make, change or revoke any material Tax election of any Transferred Group Member, make any material change in the Tax accounting methods of any Transferred Group Member, settle or compromise any claim or assessment relating to material Taxes of any Transferred Group Member, or surrender any right to claim a Tax refund, in each case other than in the Ordinary Course of Business;

(xviii) cancel, revoke, terminate, waive, modify or fail to maintain or renew, or adversely amend, any Governmental Approval;

(xix) make any changes in the policies with respect to the payment of accounts payable or accrued expenses or the collection of accounts receivable or other receivables, including any acceleration or deferral of the payment or collection thereof, as applicable in each case, other than in the Ordinary Course of Business;

(xx) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, other than with respect to any Parent Subsidiaries that are not Transferred Group Members;

(xxi) assign, modify or amend in any material respect, or terminate (partially or completely), grant any waiver or release under of give consent with respect to, or enter into any agreement to do any of the foregoing with respect to, any Material

Contract or enter into any contract or agreement that if in effect on the date hereof would be a Material Contract, other than (A) in the Ordinary Course of Business, (B) as is necessary to comply with applicable Law and (C) termination of any Material Contract as a result of a material breach or default by any third-party counterparty to such Material Contract;

(xxii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect any Transferred Group Member, or any of their respective Affiliates or any successor thereto, or that would, after the Closing Date, limit or restrict in any material respect any Transferred Group Member, or any of their respective Affiliates from engaging in the Rome Business in any location or with any Person;

(xxiii) authorize any of, or commit or agree to take any of, the foregoing actions.

Notwithstanding anything to the contrary in this Agreement, any action taken, or omitted to be taken, by any Transferred Group Member as a result of any requirement of applicable Law or any Governmental Entity to the extent related to or arising in response to the COVID-19 virus (including mandatory shutdowns, ‘shelter-in-place’ requirements and closures), shall in no event be deemed to constitute a breach of Section 7.01(a); provided that the Transferred Group Member shall consult with Purchaser prior to the taking, or omitting to take, any such action.

SECTION 7.02. Conduct of the Transferred US Entity, Dorchester US and Rome Holdings. Except for matters required by this Agreement or the other Transaction Documents (including effecting the Pre-Closing Transfers), required by applicable Law or consented to by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof to the Closing Date, the Transferred US Entity, Dorchester US and Rome Holdings shall not engage in any business or activity other than (i) the ownership of all shares of capital stock in its respective Subsidiaries, (ii) maintaining its respective corporate existence, (iii) complying with its obligations under this Agreement, (iv) continuation of the Cash Management Arrangements and (v) any other activities incidental thereto.

SECTION 7.03. Notice of Changes. From the date hereof to the Closing Date, Parent shall promptly notify Purchaser in writing of any Effect that has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 7.04. No Control of Parent’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the operations of the Retained Businesses or, prior to the Closing, the Rome Business. Prior to the Closing, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.

ARTICLE VIII

Additional Agreements

SECTION 8.01. Access to Information; Rome Records; Confidentiality.

(a) Parent shall, and shall cause the Parent Subsidiaries to, with respect to the Rome Business only and subject to applicable Law, afford to Purchaser and its Representatives reasonable access following reasonable advance notice during the period from the date hereof until the Closing Date to all their respective properties, systems, Contracts, commitments, Representatives, Rome Employees and Records, and during such period, Parent shall, and shall cause the Parent Subsidiaries to, subject to applicable Law, furnish promptly to Purchaser and its Representatives all other information concerning the Rome Business as Purchaser may reasonably request. Notwithstanding the foregoing, (i) Parent and the Parent Subsidiaries may withhold (A) any documents (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party, (B) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by Parent’s external counsel, could constitute a waiver of any such privilege and (C) any document (or portion thereof) or information relating to pricing or other matters that are highly sensitive if the exchange of such document (or portion thereof) or information, as determined by Parent’s internal or external counsel, might reasonably result in antitrust or other regulatory difficulties for Parent or any of its Affiliates, (ii) Parent shall have the right to have a Representative present for any communication with members of management of the Transferred Group Members and impose reasonable restrictions and requirements for safety or operational purposes, (iii) Purchaser or its Representatives shall not conduct any environmental examination or testing, including any testing, collecting or analyzing of surface or subsurface soil, surface or ground water, indoor or outdoor air or emissions and (iv) Purchaser shall not be permitted to contact any of the Transferred Group Members’ vendors, customers or suppliers or any Governmental Entity prior to the Closing without receiving prior written authorization from Parent.

(b) Until Parent or its Affiliates completes its audited consolidated financial statements for the first complete fiscal year after the Closing Date (and for a reasonable period of time afterwards as required by applicable Law for Parent or its Affiliates to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of Parent or its Affiliates were consolidated with those of the Transferred Group Members), Purchaser shall cooperate in good faith with and assist Parent or its Affiliates to meet its timetable for preparation of its financial statements and to enable and assist Parent or its Affiliates’ auditors to timely complete their annual audit and quarterly reviews of financial statements if such financial statements include, or such audit or review includes an audit or review of, financial information for the Rome Business for any pre-Closing period. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Purchaser shall authorize and direct its auditors to make available to Parent or its Affiliates’ auditors, within a reasonable time prior to the date of Purchaser’s auditors’ opinion or review report, both (A) the personnel who performed or will perform the annual audits and quarterly reviews of the Transferred Group Members and (B) work papers to the extent related to such annual audits and quarterly reviews, to enable and assist Parent and its Affiliates’ auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Purchaser’s auditors as it relates to Parent and its Affiliates’ auditors’ opinion or report and (ii) until all audits are complete, Purchaser shall provide reasonable access during normal business hours for Parent or its Affiliates’ auditors, internal auditors, counsel and other designated Representatives to (A) the premises of the Transferred Group Members and all information (and duplicating rights) within the knowledge, possession or control of the Transferred Group Members and (B) the officers and employees of the Transferred Group Members, so that Parent and its Affiliates may conduct reasonable audits relating to the financial statements provided by the Transferred Group Members; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Transferred Group Members. In addition, Purchaser shall afford Parent and its Representatives reasonable access, during normal working hours, to books, records and employees of the Transferred Group Members (and shall permit such Persons to examine and copy such books and records to the extent reasonably requested and shall provide Parent and its Representatives with information) for compliance with any obligation under applicable Law.

(c) After the Closing Date, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to promptly (and in any event within 30 days after the Closing Date) (i) transfer to a Transferred Group Member all Rome Records stored in tangible form in the possession of Parent or any Parent Subsidiary (including any such Rome Records held in storage by a third party) and (ii) transfer to Parent or a Parent Subsidiary all Records that constitute Non-Rome Assets stored in tangible form in the possession of a Transferred Group Member other than a Rome Group Member (including any such Records held in storage by a third party), in each case at Purchaser’s expense. Parent shall be entitled to retain copies of the Rome Records transferred to the Transferred Group Members pursuant to this Section 8.01(c).

(d) After the Closing Date, except in the case of an Action by one party against another party, each party hereto shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make available to each other party hereto, upon written request, the former, current and future directors, officers, employees and other Representatives of the Rome Business as witnesses, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees and other Representatives) may reasonably be required in connection with any Action in which the requesting party may from time to time be involved. The requesting party shall bear all costs and expenses in connection therewith.

(e) After the Closing Date, Purchaser shall, and shall cause the Purchaser Subsidiaries to, use commercially reasonable efforts to promptly (and in any event within 30 days after the Closing Date) remove, erase, delete or otherwise destroy all Parent information (whether in print, electronic or other forms) in the possession of any Rome Employee that does not constitute a Rome Asset.

(f) Parent shall use commercially reasonable efforts to migrate any financial data for the purposes of its and its Affiliates’ financial reporting prior to the Closing. To the extent that such migration has not been completed prior to the Closing, then, without limiting any other rights of Parent in this Section 8.01, Purchaser shall cause the Transferred Group Members to provide Parent and its Representatives with reasonable support for such migration for 30 Business Days following the Closing Date.

(g) Without limiting the rights of Parent in this Section 8.01, and to the extent not completed by the Closing, Purchaser shall cause the Transferred Group Members to provide Parent and its Representatives with such information as has been historically provided by the Transferred Group Members for the preparation of the financial statements or consolidated financial statements of Parent for the first fiscal year or half year ending after the Closing Date, as well as any stub period through the Closing Date (as applicable) by the applicable reporting deadline set forth in Section 8.01(g) of the Seller Disclosure Letter.

(h) All information exchanged pursuant to this Section 8.01 (or, in the case of Section 8.01(c), retained by Parent) shall be held by the parties hereto as “Confidential Information”, as such term is defined in the confidentiality agreement, dated as of April 27, 2021, between Parent and Purchaser (the “Confidentiality Agreement”), and shall be subject to the Confidentiality Agreement.

SECTION 8.02. Commercially Reasonable Efforts.

(a) Each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary or advisable under this Agreement and applicable Law to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) obtaining all necessary or advisable Governmental Approvals, and making all necessary or advisable registrations and filings (including filings with Governmental Entities, if any) and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action or proceeding by, any Governmental Entity, (ii) obtaining all necessary or advisable Consents, and (iii) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Documents. Nothing in this Section 8.02 shall require any of the parties hereto or any of their respective Subsidiaries to pay any material consideration to any third party from whom any Consent is requested.

(b) In furtherance and not in limitation of Section 8.02(a), each of the parties hereto shall (i) file, or cause to be filed, as promptly as practicable, and in any event, within five Business Days, after the date hereof all notification and report forms that may be required under the HSR Act or other antitrust, competition or pre-merger notification, trade regulation Law, regulation or order of any jurisdiction (collectively, “Review Laws”) with respect to the Transactions and (ii) supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act or any other applicable Review Law. Purchaser shall be responsible for preparing and making any filings required under any non-U.S. jurisdiction Review Laws, unless and to the extent otherwise required by applicable Law, and Parent shall cause the Sellers to provide to Purchaser such information and assistance as Purchaser may reasonably require in order to prepare and make such filings.

(c) Each of the parties hereto shall use its commercially reasonable efforts to cooperate in all respects with each other in connection with any filing or submission with, or any investigation or other inquiry by or before, a Governmental Entity in connection with the Transactions, and each of the parties hereto shall keep the other parties hereto reasonably informed of its progress in obtaining any necessary or advisable Governmental Approvals in connection with the Transactions. Subject to applicable Law, and to the extent reasonably practicable, each of the parties hereto shall consult with the other parties hereto in advance with respect to any written materials submitted to any Governmental Entity, and, to the extent permitted by the applicable Governmental Entity and to the extent reasonably practicable, shall give the other parties hereto the opportunity to attend and participate in any substantive meetings and conferences with Governmental Entities, in each case in connection with the matters contemplated by this Section 8.02. None of the parties hereto shall voluntarily extend any waiting period under the HSR Act or any other applicable Review Law or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties hereto.

(d) Nothing in this Section 8.02 or otherwise in this Agreement shall require Purchaser to propose, negotiate, effect or agree to the sale, divestiture, license or other disposition of any assets or businesses of Purchaser or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines, or assets of Purchaser or the Transferred Group Members.

(e) All filing fees and other amounts payable in connection with any filing made pursuant to the HSR Act and the other Review Laws, shall be borne by Purchaser.

SECTION 8.03. Employee Matters.

(a) Offers of Employment. In the event the employment of a Rome Employee who is employed in Australia or Singapore does not transfer to Purchaser and the Purchaser Subsidiaries upon the occurrence of the Closing by operation of Law, not less than ten Business Days prior to the Closing, Purchaser or one of its Subsidiaries or Affiliates will offer employment, effective as of the Closing, to such Rome Employee in accordance with this Section 8.03. In any jurisdiction where the employment of a Rome Employee cannot transfer to Purchaser and its Subsidiaries upon the occurrence of the Closing by operation of Law (which, for the purposes of clarity, solely includes Australia and Singapore), Purchaser and UK Seller agree to take, or cause their respective Subsidiaries to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such Rome Employee will transfer to Purchaser or its Subsidiaries without any action on the part of such Rome Employee as of the Closing Date.

(b) Employee Benefit Plan Transfers. Prior to the Closing, Parent shall, or shall cause its Subsidiaries (including the Transferred Group Members), to transfer the sponsorship of each Employee Benefit Plan set forth on Section 8.03(b) of the Seller Disclosure Letter, together with all liabilities associated therewith (each, a “Transferred Benefit Plan”) to Parent or one of its Subsidiaries other than the Transferred Group Members.

(c) Prior Service Credit. For purposes of eligibility, vesting, future vacation entitlement, severance, and all other benefit entitlements (but not benefit accrual under defined benefit plans) under any Employee Benefit Plan provided, maintained or contributed to by Purchaser or any Purchaser Subsidiary (including the Transferred Entities) in which Rome Employees are eligible to participate (each, a “Purchaser Benefit Plan”), each Rome Employee shall be credited with all years of service for which such Rome Employee was credited before the Closing Date.

(d) Continuation of Compensation and Benefits. For the one-year period immediately following the Closing Date, Purchaser shall, and shall cause the Purchaser Subsidiaries to, provide to each Rome Employee (i) annual base salary or base hourly compensation, cash incentive compensation opportunities (excluding equity-based compensation) and severance, in each case, that are no less favorable than such annual base salary or base hourly compensation, cash incentive compensation opportunities (excluding equity-based compensation) and severance provided to such Rome Employee immediately prior to the Closing (except that severance benefits provided by Purchaser or Purchaser Subsidiaries shall be calculated, to the extent service is applicable, based on service after the such Rome Employee’s most recent hire date) and (ii) other employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Rome Employee under a Rome Group Employee Benefit Plan or Parent Benefit Plan immediately prior to the Closing. Notwithstanding the foregoing, Purchaser and the Purchaser Subsidiaries may harmonize cash incentive compensation opportunities for any Rome Employee with those of similarly situated employees of Purchaser by providing a corresponding increase in annual base salary or base hourly compensation.

(e) Certain Welfare Benefits Matters. Purchaser shall use commercially reasonable efforts (i) for purposes of each Purchaser Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Rome Employee, to cause pre-existing condition exclusions and actively-at-work requirements of such Purchaser Benefit Plan to be waived for such Rome Employee and his or her covered dependents; and (ii) to cause any eligible expenses incurred by each Rome Employee and his or her covered dependents under a Rome Group Employee Benefit Plan or Parent Benefit Plan that is a medical plan in the U.S. during the portion of the plan year of the Rome Group Employee Benefit Plan or Parent Benefit Plan ending on the date such Rome Employee’s participation in the corresponding Purchaser Benefit Plan begins to be taken into account under the corresponding Purchaser Benefit Plan for purposes of satisfying all deductible requirements applicable to such Rome Employee and his or her covered dependents for such year as if such amounts had been paid in accordance with such Purchaser Benefit Plan, to the extent Parent provides Purchaser or, at Purchaser’s written direction, a third party administrator or insurer of the relevant Purchaser Benefit Plan true and correct information requested by Parent in order to determine the amount accrued toward deductibles under the relevant Rome Group Employee Benefit Plan or Parent Benefit Plan within 10 Business Days after the Closing and again no later than February 15, 2022, in each such case with respect to the plan year in which the Closing occurs. For the sake of clarity, Purchaser shall only be required to use commercially reasonable efforts to credit expenses toward deductible requirements under this Section 8.03(e) with respect to amounts reported to Parent or its third party administrators or insurers as satisfying the relevant deductible under the relevant Rome Group Employee Benefit Plan or Parent Benefit Plan as of January 31, 2022 (e.g., if a claim that otherwise would count toward the relevant deductible under the relevant Rome Group Employee Benefit Plan or Parent Benefit Plan is approved by the relevant Rome Group Employee Benefit Plan or Parent Benefit Plan after January 31, 2022 or reported to Parent or its third party administrators or insurers after February 15, 2022, Purchaser shall have no obligation to credit any amount with respect to such claim to be taken into account for purposes of satisfying any deductible requirements).

(f) Tax – Qualified Savings /401(k) Plan.

(i) As soon as reasonably possible following the Closing, Purchaser shall, or shall cause the Purchaser Subsidiaries to, have in effect one or more defined contribution plans that is intended to include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust intended to be exempt from tax under Section 501(a) of the Code) (a “New 401(k) Plan”). Each Rome Employee participating in a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code sponsored by Parent or the Parent Subsidiaries immediately prior to the Closing (each, a “Parent 401(k) Plan”) shall become a participant in the corresponding New 401(k) Plan as soon as practicable after the Closing, subject to continued employment with Purchaser or a Purchaser Subsidiary.

(ii) As of no later than the Closing, Parent shall or shall cause its Subsidiaries to fully vest the account balances of each Rome Employee in any Parent 401(k) Plan in which any such Rome Employee has an account balance.

(iii) Where applicable, Purchaser shall, or shall cause the applicable Purchaser Subsidiaries to, use commercially reasonable efforts to cause a New 401(k) Plan to accept a “direct rollover” to such New 401(k) Plan of the account balances of each Rome Employee (including promissory notes evidencing all outstanding loans) under a Parent 401(k) Plan, if such direct rollover is elected in accordance with applicable Law and the terms of the Parent 401(k) Plan by such Rome Employee.

(g) The provisions of this Section 8.03 are solely for the benefit of the parties hereto, and shall not confer upon any Person any third-party beneficiary rights. Nothing contained in this Section 8.03, whether express or implied: (i) shall be treated as establishing, amending or modifying for any purpose any Employee Benefit Plan or Purchaser Benefit Plan; (ii) shall alter or limit the ability of any party hereto or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iii) shall confer upon any current or former employee of any Transferred Group Member or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

SECTION 8.04. Director Resignations. On the Closing Date, Parent shall cause to be delivered to Purchaser duly signed resignations, effective as of the Closing, from (a) each member of the Board of Directors of each Transferred Entity and (b) each member of the Board of Directors or other governing body of any Transferred Group Member who is not a Rome Employee.

SECTION 8.05. Directors’ and Officers’ Indemnification; Liability Insurance.

(a) From and after the Closing, Purchaser shall cause the Transferred Group Members to indemnify and hold harmless, and provide advancement of expenses to, all directors or officers of the Transferred Group Members as of the date hereof and each individual who prior to the Closing becomes a director or officer of a Transferred Group Member (collectively, the “D&O Indemnified Persons”), to the maximum extent that the applicable Transferred Group Member would have been allowed to do so under applicable Law and such Transferred Group Member’s Organizational Documents, in respect of acts or omissions occurring at or prior to the Closing, including for acts or omissions occurring in connection with any of the Transaction Documents or the Transactions.

(b) At or prior to the Closing, Parent shall obtain or maintain and fully pay for an irrevocable “tail” insurance policy (or enhancements or amendments to an existing insurance policy) naming the D&O Indemnified Persons as insured persons, with a claims period of at least six (6) years from the Closing Date with respect to all losses, claims, damages, judgments or amounts paid in settlement in connection with any claim, Action, suit or proceeding based on or arising out of or relating to the fact that such D&O Indemnified Person is or was a director or officer of a Transferred Group Member and arising out of acts or omissions occurring prior to the Closing (including this Agreement or any of the transactions contemplated hereby), and subject to market-standard terms and exclusions.

SECTION 8.06. Fees and Expenses. Except as otherwise expressly provided in any Transaction Document, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

SECTION 8.07. Public Announcements. Parent, UK Seller and the Transferred US Entity, on the one hand, and Purchaser, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions (a “Public Transaction Statement”), and shall not issue any such Public Transaction Statement prior to such consultation and agreement, other than any Public Transaction Statement that only contains information and statements regarding the Transactions that are consistent with those that have been previously approved for disclosure by the parties hereto pursuant to this Section 8.07; provided that any party hereto may issue a Public Transaction Statement without such prior agreement if and only to the extent required by (a) applicable Law (but excluding any fiduciary duty of any director of Parent, Purchaser or their respective Affiliates), (b) court process, (c) the Listing Rules, the Disclosure Guidance and Transparency Rules, the City Code on Takeovers and Mergers or the Market Abuse Regulation (Regulation (EU) No 596/2014) or (d) any other applicable rule or regulation of the FCA or the U.S. Securities and Exchange Commission or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party hereto proposing to issue such Public Transaction Statement shall, except to the extent prohibited by applicable Law, consult in good faith with the other parties hereto before issuing any such Public Transaction Statement. Parent and Purchaser shall cause each of their respective Subsidiaries (including the Transferred Group Members) who are not parties to this Agreement to comply with the provisions of this Section 8.07.

SECTION 8.08. Shared Contracts. Except with respect to any Shared Contract that relates to services to be provided under the Transition Services Agreement, Parent and Purchaser shall use their respective commercially reasonable efforts to separate any Shared Contracts into separate contracts so that the applicable Transferred Group Member will be entitled to the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the Rome Business and Parent or a Parent Subsidiary (other than the Transferred Group Members) will retain the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the Retained Businesses. If a counterparty to any Shared Contract that is entitled under the terms of the Shared Contract to consent to the separation of the Shared Contract has not provided such consent or if the separation of a Shared Contract has not been completed as of the Closing for any other reason, then Parent and Purchaser shall use their respective commercially reasonable efforts to develop and implement mutually acceptable arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) to pass along to the applicable Transferred Group Member the benefit and the Liabilities of the portion of any such Shared Contract related to the Rome Business and to pass along to Parent or the applicable Parent Subsidiary (other than the Transferred Group Members), the benefit and the Liabilities of the portion of the Shared Contract related to the Retained Businesses, as the case may be. If and when any such consent is obtained, the Shared Contract will be separated in accordance with this Section 8.08.

SECTION 8.09. Exclusivity. During the period from the date of this Agreement through the earlier to occur of the Closing Date and the termination of this Agreement pursuant to Article X, Parent will not, and will cause its Subsidiaries and the Transferred Group Members, and each and all of their respective Representatives not to, directly or indirectly, (a) solicit, initiate or propose or knowingly induce, encourage, facilitate or respond to any inquiries, indications of interest, proposals or offers with respect to any Person (other than Parent and its Representatives) relating to any Competing Transaction or (b) participate in or enter into discussions or negotiations regarding, or knowingly furnish or disclose any information to any Person in connection with, or otherwise knowingly cooperate in any manner with, or assist or participate in, or knowingly facilitate or encourage (including through approving, adopting, endorsing or recommending any Competing Transaction), any effort or attempt by any Person to pursue or effect a Competing Transaction, and neither Parent nor any Subsidiary of Parent shall enter into any letter of intent, purchase agreement, merger agreement or other similar agreement with any Person with respect to a Competing Transaction. Purchaser shall immediately cease and terminate, and shall cause each of its Subsidiaries, Affiliates and each of the Representatives of the foregoing, to cease and terminate, any and all existing activities, discussions or negotiations with any Person with respect to any Competing Transaction. Parent shall, upon the written request of Purchaser and to the extent not previously performed prior to the date hereof, instruct each Parent Subsidiary which has heretofore executed a confidentiality agreement relating to a Competing Transaction to promptly return or destroy all information, documents and materials relating to the Competing Transaction or to the Rome Business heretofore furnished to such Person or any of its representatives to the extent required pursuant to the terms of any confidentiality agreement with such Person.

ARTICLE IX

Conditions Precedent

SECTION 9.01. Conditions to Each Party’s Obligation to Effect the Acquisition. The obligations of each of Parent, UK Seller and Purchaser to effect or cause to be effected the Acquisition are subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:

(a) all notifications required under the HSR Act shall have been made and all statutory waiting periods in respect thereof shall have terminated or expired, and there shall be no Action pending pursuant to any Review Law of any jurisdiction identified in Schedule 9.01(a) that could reasonably be expected to result in a determination that Closing would be unlawful in such jurisdiction;

(b) no court of competent jurisdiction or other Governmental Entity shall have issued any Judgment or enacted a Law that is still in effect and prohibits, enjoins or makes illegal the consummation of the Acquisition;

(c) Purchaser shall have received written notice from Parent that the Pre-Closing Transfers have been consummated; and

(d) Purchaser shall have received written notice from Parent that the Rome Entity has been released from its obligations as a guarantor under the Specified Dorchester Group Pension Scheme.

SECTION 9.02. Conditions to Obligations of Parent. The obligation of Parent and UK Seller to effect the Acquisition is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Purchaser set forth in Sections 4.01(a) and 4.02 shall be true and correct in all respects, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date) and (ii) all other representations and warranties of Purchaser set forth in this Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Purchaser Material Adverse Effect” and words of similar import set forth therein, as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (ii), for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect;

(b) Purchaser shall have performed in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date;

(c) Parent shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying the satisfaction by Purchaser of the conditions set forth in Sections 9.02(a) and 9.02(b); and

(d) Purchaser shall have executed and delivered to Parent each of the other Transaction Documents to which Purchaser is a party.

SECTION 9.03. Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Acquisition is further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties set forth in Sections 5.01(a), 5.03, 6.01(a), 6.01(c) and 6.02 shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), (ii) the representations and warranties set forth in Sections 5.01(b) and 5.02 and the representations and warranties set forth in Sections 6.01(b), 6.01(d) and 6.03 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), (iii) the representations and warranties set forth in Section 6.06(b)(II) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on the Closing Date, and (iv) all other representations and warranties set forth in Article V and Article VI of this Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect”, “Material Adverse Effect” and words of similar import set forth therein, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date), except, in the case of this clause (iii), for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) each of Parent and each Seller shall have performed in all material respects each of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date;

(c) Purchaser shall have received a copy of one or more agreements memorializing performance of the Pre-Closing Transfers, duly executed by the applicable parties thereto;

(d) Purchaser shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent, UK Seller and the Transferred US Entity of the conditions set forth in Sections 9.03(a) and 9.03(b);

(e) Purchaser shall have received from Parent, UK Seller or the Transferred US Entity a certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3) and Section 1.897-2(h), evidencing that no withholding is required under Code Section 1445 with respect to the acquisition of the Transferred US Entity Common Shares; and

(f) each of Parent, each Seller and each Transferred Entity shall have executed and delivered to Purchaser each of the other Transaction Documents to which it is a party.

In no event shall the receipt or availability of funds or financing by or to Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Purchaser to consummate the Transactions hereunder.

SECTION 9.04. Frustration of Closing Conditions. No party hereto may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its efforts, as required by Section 8.02, to consummate and make effective, in the most expeditious manner practicable, the Transactions.

ARTICLE X

Termination, Amendment and Waiver

SECTION 10.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of each party hereto;

(b) by either Parent or Purchaser:

(i) if the Closing has not occurred on or before February 4, 2022; provided, however, that a party shall not be entitled to terminate this Agreement pursuant to this subsection (i) if (A) such party’s (or its Affiliate’s) breach of this Agreement has prevented the consummation of the transactions contemplated hereby at or prior to such time or (B) such party (or its Affiliate) has failed to satisfy (or receive a waiver in respect of) any conditions set forth in Article IX that such party (or its Affiliate) was required to satisfy (other than the conditions with respect to actions which, by their nature, the respective parties would have taken at the Closing itself);

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a Judgment that permanently restrains, enjoins or otherwise prohibits the consummation of the Transactions, and any such Judgment shall have become final and non-appealable; provided that the party hereto seeking to terminate this Agreement pursuant to this subsection (ii) shall have used reasonable best efforts to remove such Judgment and such Judgment shall not have been principally caused by the breach by such party of its covenants or agreements under this Agreement;

(iii) if any Governmental Entity shall have enacted a Law that prohibits or makes illegal the consummation of the Transactions;

(c) by Parent, if Purchaser breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.02(a) or 9.02(b) and (ii) cannot be cured or has not been cured within 30 days after the delivery of written notice to Purchaser of such breach and Parent’s intention to terminate this Agreement pursuant to this Section 10.01(c), unless Parent, UK Seller or the Transferred US Entity is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(d) by Parent on or after September 30, 2021; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 10.01(d) if Parent’s (or its Affiliate’s) breach of Section 8.02 has prevented the consummation of the transactions contemplated hereby at or prior to such time; or

(e) by Purchaser, if Parent, UK Seller or the Transferred US Entity breaches or fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 9.03(a) or 9.03(b) and (ii) cannot be cured or has not been cured within 30 days after the delivery of written notice to Parent of such breach and Purchaser’s intention to terminate this Agreement pursuant to this Section 10.01(e), unless Purchaser is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

SECTION 10.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, UK Seller, the Transferred US Entity or Purchaser, other than Sections 4.06, 5.05, 8.01(h), 8.06 and 8.07, this Section 10.02 and Article XII, which provisions shall survive such termination. Notwithstanding the foregoing, a termination of this Agreement shall not relieve any party hereto from any liability or damages resulting from Fraud or the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 10.03. Amendment. This Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto.

SECTION 10.04. Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE XI

Releases; Indemnification

SECTION 11.01. Release of Pre-Closing Claims.

(a) Except as provided in Section 11.01(c), effective as of the Closing, the Transferred US Entity does hereby, for itself and each Transferred Group Member (other than the Transferred Indian Entity) and their respective Affiliates, shareholders, directors, officers, employees, successors and assigns, release and forever discharge Parent, the Parent Subsidiaries and their respective Affiliates, successors and assigns from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law, as a result of negligence or strict liability or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Closing Date, including in connection with the Transactions.

(b) Except as provided in Section 11.01(c), effective as of the Closing, Parent does hereby, for itself and each Parent Subsidiary and their respective Affiliates, shareholders, directors, officers, employees, successors and assigns, release and forever discharge Purchaser and each Transferred Group Member and each of their respective Subsidiaries, Affiliates, successors and assigns from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law, as a result of negligence or strict liability or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Closing Date, including in connection with the Transactions.

(c) Nothing contained in Section 11.01(a) or 11.01(b) shall impair any right of any Person to enforce this Agreement or any other Transaction Document, in each case in accordance with its terms. Nothing contained in Section 11.01(a) or 11.01(b) shall release any Person from:

(i) any Liability assumed, transferred, assigned or allocated to a party hereto, its Subsidiaries or its Affiliates in accordance with, or any other Liability of a party hereto, its Subsidiaries or its Affiliates under, this Agreement or any other Transaction Document;

(ii) any Liability that the parties hereto may have with respect to indemnification brought pursuant to this Article XI (whether arising from a claim by a party hereto or by third Persons), which Liability shall be governed by the provisions of this Article XI and, if applicable, the appropriate provisions of the other Transaction Documents;

(iii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 11.01; or

(iv) any Liability resulting from, or in respect of, Fraud.

(d) Subject to Section 11.01(c), following the Closing, Purchaser shall not, and shall not permit any Purchaser Subsidiary to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification (other than pursuant to this Article XI or any other Transaction Document), against Parent or any Parent Subsidiary, or any other Person released pursuant to Section 11.01(a), with respect to any Liabilities released pursuant to Section 11.01(a). Subject to Section 11.01(c), following the Closing, Parent shall not, and shall not permit any Parent Subsidiary to, make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification (other than pursuant to this Article XI or any other Transaction Document), against Purchaser, any Transferred Group Member or any other Person released pursuant to Section 11.01(b), with respect to any Liabilities released pursuant to
Section 11.01(b).

(e) At any time, at the request of any other party hereto, each of the parties hereto shall cause each of its respective Subsidiaries and Affiliates to execute and deliver releases reflecting the provisions of this Section 11.01.

SECTION 11.02. R&W Insurance. Purchaser acknowledges and agrees that, notwithstanding anything to the contrary contained herein, from and after the Closing, the R&W Insurance Policy (whether or not it is ultimately bound, and whether or not the R&W Insurance Policy is sufficient to cover any Losses of Purchaser or any of its Affiliates) shall be the sole and exclusive remedy of Purchaser and its Affiliates and its and their respective Representatives, successors and permitted assigns of whatever kind and nature, at law, in equity or otherwise, known or unknown, which such Persons have now or may have in the future, resulting from, arising out of, or related to any inaccuracy or breach of any representation or warranty of Parent, either Seller or the Transferred US Entity contained in this Agreement, the Indian SPA or the certificate delivered pursuant to Section 9.03(d), and none of such Persons nor any other Person (including any insurer under the R&W Insurance Policy) shall have any recourse against Parent or any of its Affiliates with respect thereto; provided, however, that nothing in this Section 11.02 is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any person’s rights or remedies in the event of Fraud. The premium and retention and all other costs and expenses related to the R&W Insurance Policy shall be borne solely by Purchaser. Purchaser shall cause the R&W Insurance Policy to exclude at all times any rights of subrogation against Parent or any of its Affiliates under this Agreement other than with respect to claims arising as a result of Fraud. Purchaser agrees that, from and after the issuance of the R&W Insurance Policy, it will not amend, modify, terminate or waive any provision of the R&W Insurance Policy in any manner that would permit the insurer under the R&W Insurance Policy to be subrogated other than with respect to claims arising as a result of Fraud.

SECTION 11.03. Indemnification by Parent and UK Seller. From and after the Closing Date, each of Parent and the UK Seller shall, jointly and severally, indemnify and hold harmless Purchaser, each Purchaser Subsidiary (including after the Closing Date, the Transferred Group Members) and each of their respective Affiliates and their respective Representatives (collectively, the “Purchaser Indemnitees”) from and against any and all Losses (whether a third party claim or a claim by a Purchaser Indemnitee) imposed on, sustained, incurred or suffered by any Purchaser Indemnitee, to the extent relating to, arising or resulting from any of the following (in each case other than any Losses with respect to Taxes, which shall be separately addressed in the Tax Matters Agreement):

(a) any Non-Rome Liability, including any such liability with respect to the Transferred US Entity, DMGT US Inc., the Specified Dorchester Group Pension Scheme or any Transferred Benefit Plan;

(b) any Non-Rome Entities and the conduct of the business of any such entity, whether occurring, arising, existing or asserted before, on or after the Closing Date;

(c) the undertaking or consummation of the Pre-Closing Transfer Plan; and

(d) the matters set forth in Section 11.03(d) of the Seller Disclosure Letter (the “Specified Matter”).

SECTION 11.04. Indemnification by Purchaser. From and after the Closing Date, Purchaser shall indemnify and hold harmless Parent, each Parent Subsidiary (other than any Transferred Group Member) and each of their Affiliates and their respective Representatives (collectively, the “Parent Indemnitees”) from and against any and all Losses, imposed on, sustained, incurred or suffered by any Parent Indemnitee, to the extent relating to, arising or resulting from any of the following:

(a) any Rome Liability;

(b) any claim that any action taken or omission by Purchaser or any Purchaser Subsidiary or any of their respective Affiliates on or after the Closing Date with respect to any Rome Employee that gives rise to any severance or other similar benefits with respect to, or constitutes an actual or constructive termination or severance of employment under, any Rome Group Employee Benefit Plan; and

(c) any discontinuance, suspension or modification by Purchaser or any Purchaser Subsidiary or any of their respective Affiliates on or after the Closing Date of any Employee Benefit Plan, including any Rome Group Employee Benefit Plan.

SECTION 11.05. Indemnification Procedures.

(a) Procedures Relating to Indemnification of Third Party Claims. If any party hereto (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 11.03 or 11.04 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article XI, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against the Third Party Claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnifying Party shall actively pursue such defense in good faith, (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in the defense of the Third Party Claim, (iii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iv) the Indemnifying Party shall not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for (x) relief other than money damages or (y) money damages if the Indemnifying Party has not acknowledged in writing that it shall be responsible for such money damages, in the case each of clauses (A) and (B), without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). In the event that the Indemnified Party and the Indemnifying Party reasonably agree that a conflict of interest exists in respect of a Third Party Claim, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in the defense of the Third Party Claim, and the reasonable legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages. Each party hereto shall use commercially reasonable efforts to minimize Losses from Third Party Claims and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties hereto shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to by the Indemnified Party without the Indemnifying Party’s prior written consent.

(b) Procedures for Non-Third Party Claims. The Indemnified Party shall notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnity pursuant hereto. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall have 30 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

(c) Tax Proceedings. Notwithstanding the foregoing, all Third Party Claims that are Tax Proceedings shall not be subject to the indemnification provisions of this Agreement and shall be subject to the provisions of the Tax Matters Agreement.

SECTION 11.06. Sole and Exclusive Remedy. Parent, UK Seller and Purchaser acknowledge and agree that, following the Closing, except as expressly set forth in Section 1.02, Parent’s, UK Seller’s, the Transferred US Entity’s and Purchaser’s sole and exclusive remedy with respect to any and all claims relating to Article I or II, the Rome Business, the Rome Assets, the Non-Rome Assets, the Rome Liabilities, the Non-Rome Liabilities or the Pre-Closing Transfers shall be pursuant to the provisions set forth in this Article XI. This Section 11.06 will not apply to any breach following the Closing of any covenant or agreement contained in (a) this Agreement, (b) the Transition Services Agreement, or (c) the Tax Matters Agreement.

SECTION 11.07. Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article XI shall be net of (i) any amounts recovered by the Indemnified Party under insurance policies with respect to such Loss and (ii) any cash tax benefit derived by the Indemnified Party as a result of such Loss, to the extent the benefit is actually realized in the taxable year in which the Loss is incurred (calculated on a “with-and-without” basis). If an Indemnified Party recovers any such amount or derives any such benefit after receiving the applicable indemnity payment, it shall repay to the Indemnifying Party such indemnity payment up to the amount of such recovery or benefit.

SECTION 11.08. Additional Limitations on Liability.

(a) Notwithstanding anything to the contrary in this Agreement, Parent and UK Seller shall not be required to provide indemnification with respect to any Losses under Section 11.03(d) unless and until the aggregate amount of Losses in respect of indemnification claims under Section 11.03(d) exceeds $1,825,000 (the “Specified Retention Amount”), at which point, Parent and UK Seller shall be required to provide indemnification in respect of all such Losses in excess of the Specified Retention Amount.

(b) Notwithstanding anything to the contrary in this Agreement or the Indian SPA, (i) the aggregate Liability of Parent and UK Seller and any of their respective Subsidiaries in respect of any inaccuracy or breach of any representation or warranty set forth in Article V or VI or the certificate delivered pursuant to Section 9.03(d) shall not in any circumstances exceed $1.00 and (ii) the aggregate Liability of Indian Seller and any of its Affiliates in respect of any inaccuracy or breach of any representation or warranty set forth in Clause 5 of the Indian SPA shall not in any circumstances exceed $1.00.

SECTION 11.09. Treatment of Indemnity Payments. Parent, UK Seller and Purchaser agree to treat any payments made pursuant to this Article XI as an adjustment to the Purchase Price for all applicable Tax purposes, except as otherwise required by applicable Law or pursuant to a Final Determination.

SECTION 11.10. Additional Matters. In no event shall an Indemnifying Party be liable for special, punitive or exemplary damages, or lost profits, whether based on contract, tort, strict liability, other Law or otherwise, except to the extent that such damages are actually payable by the Indemnified Party in connection with a Third Party Claim.

SECTION 11.11. The Specified Matter. Following the Closing, Parent shall have the right to direct the control of the treatment and disposition of the Specified Matter, including any negotiations or discussions with the third party counterparty and any settlement or compromise with respect thereto. Neither Purchaser nor any of its Affiliates shall take any actions which would prejudice Parent’s rights pursuant to the foregoing sentence, including engaging with the third party counterparty or its Affiliates with respect to the Specified Matter, without Parent’s prior written consent.

ARTICLE XII

General Provisions

SECTION 12.01. Nonsurvival of Representations and Warranties; Survival of Post-Closing Covenants and Agreements.

(a) None of the representations and warranties in this Agreement or the Indian SPA, or any claim with respect thereto, shall survive the Closing or the Indian Closing, respectively, and no such claim may be brought by any Person after the Closing or the Indian Closing, respectively.

(b) None of (i) the agreements or covenants contained in this Agreement that contemplate performance in full prior to Closing, or any claim with respect thereto or (ii) the agreements or covenants contained in the Indian SPA that contemplate performance in full prior to the Indian Closing, or any claim with respect thereto, shall survive the Closing or Indian Closing, respectively. All other agreements or covenants contained in this Agreement and the Indian SPA shall survive the Closing or the Indian Closing, respectively, until fully performed.

(c) Notwithstanding the foregoing, nothing contained in this Section 12.01 shall be construed to modify, limit or supersede Section 10.02, or is intended or shall be deemed to have the effect of eliminating, limiting or restricting in any way any person’s rights or remedies in the event of Fraud.

SECTION 12.02. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given and received on the day they are delivered, provided that they are delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day, then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered to a party at the following address for such party:

(i) if to Parent, UK Seller or, prior to the Closing, the Transferred US Entity, to:

Daily Mail and General Trust plc

Northcliffe House

2 Derry Street

London, W8 5TT

United Kingdom

Attention:    Spencer Davis

                    Fran Sallas

Email:         spencer.davis@dmgt.com

                    fran.sallas@dmgt.com

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:    Richard Hall

                    Andrew Elken

Email:         rhall@cravath.com

                    aelken@cravath.com

Slaughter and May

One Bunhill Row

London

EC1Y 8YY

Attention: David Watkins

Email:      david.watkins@slaughterandmay.com

(ii) if to Purchaser or, following the Closing, the Transferred US Entity, to:

Moody’s Corporation

7 World Trade Center at

250 Greenwich Street

New York, NY 10007

Attention: Andy Shapiro

E-mail: andy.shapiro@moodys.com

with a copy (which shall not constitute notice) to:

Paul Hastings, LLP

4747 Executive Drive, Ste. 1200

San Diego, CA 92121

Attention: Carl R. Sanchez

Email: carlsanchez@paulhastings.com

or to such other address(es) as shall be furnished in writing by any such party to the other parties hereto in accordance with the provisions of this Section 12.02. If any notice or other communication is required pursuant to this Agreement to be “written” or made “in writing”, it shall be sufficient to delivery any such notice or communication via email in accordance with the provisions of this Section 12.02.

SECTION 12.03. Definitions. For purposes of this Agreement:

“Accounting Firm” shall have the meaning given to such term in Section 3.03.

“Acquisition” shall have the meaning given to such term in Section 2.01(b).

“Action” means any demand, action, suit, cause of action, complaint, countersuit, appeal, litigation, arbitration, mediation, dispute, claim, allegation, audit, inquiry, hearing, citation, summons, subpoena, proceeding or investigation of any nature by or before any Governmental Entity or any arbitration or mediation tribunal, whether civil, criminal, quasi criminal, indictment, administrative, regulatory or otherwise and whether at law or in equity.

“Adjusted Purchase Price” shall have the meaning given to such term in Section 3.01.

“Adjustment Amount” shall have the meaning given to such term in Section 3.06.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).

“Agreement” shall have the meaning given to such term in the Preamble.

“Ancillary Agreements” means the Transition Services Agreement, the Indian SPA and the Tax Matters Agreement.

“Anti-Bribery Law” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the U.K. Bribery Act, and (iii) any other applicable anti-bribery or anti-corruption laws of all jurisdictions where the Transferred Group Members’ business is conducted and the rules and regulations thereunder.

“Applicable Parent Company” shall have the meaning given to such term in Section 6.03(d).

“Business Content” shall have the meaning given to such term in Section 6.10(v).

“Business Day” means any day on which commercial banks are generally open for business in London, England and New York, New York, other than a Saturday, a Sunday or a day in which commercial banks are required or authorized to be closed in London, England under the Laws of England and Wales or in New York, New York under the Laws of the State of New York or the Federal Laws of the United States of America.

“Capitalization Date” shall have the meaning given to such term in Section 6.03(b).

“Cash Management Arrangements” means all cash management, zero balance account or similar arrangements pursuant to which Parent and Parent Subsidiaries sweep cash from, or transfer cash to, accounts of the Rome Group Members.

“Closing” shall have the meaning given to such term in Section 2.02.

“Closing Date” shall have the meaning given to such term in Section 2.02.

“Closing Date Amount” shall have the meaning given to such term in Section 3.06.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Data” means (i) all non-public information about the business or activities of the Transferred Group Members that is proprietary and confidential, which shall include all non-public business, financial, technical and other information that is a trade secret of the Transferred Group Members, (ii) all Personally Identifiable Information Processed by or on behalf of any Transferred Group Member, and (iii) all Business Content.

“Company Software” shall have the meaning given to such term in Section 6.10(f).

“Competing Transaction” means any transaction, other than with Purchaser or its Affiliates, involving: (a) the sale, lease, license, exchange, transfer, acquisition or disposition of any material portion of the assets of the Rome Business other than ordinary course transactions with customers or suppliers; (b) the issuance, grant, disposition (including by way of encumbrance) or acquisition of (i) any capital stock or other equity securities of any Transferred Group Member, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity securities of any Transferred Group Member, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity securities of any Transferred Group Member, in each case other than in connection with the Rome Equity Plans; or (c) any merger, consolidation, business combination, tender offer, share exchange, reorganization or similar sale transaction involving any Transferred Group Member.

“Confidentiality Agreement” shall have the meaning given to such term in Section 8.01(h).

“Consent” means any consent, waiver or approval or other authorization issued by or obtained from, or notification requirement to, any third party.

“Contract” means any contract, subcontract, instrument, agreement, note, bond, indenture, debenture, guarantee, mortgage, deed of trust, lease, sublease, license, option for the purchase of real property, instrument or other legally binding commitment, obligation, arrangement or understanding, whether or not in writing.

“COVID-19 Measures” shall have the meaning given to such term in Section 6.14(l).

“D&O Indemnified Persons” shall have the meaning given to such term in Section 8.05(a).

“Disclosure Letter” means the Purchaser Disclosure Letter or Seller Disclosure Letter, as applicable.

“dollars” or “$” means lawful money of the United States of America, unless the lawful money of another jurisdiction is expressly referenced.

“Dorchester US” means DMGT US, Inc., a wholly owned subsidiary of the Transferred US Entity.

“Effect” means a state of facts, change, effect, circumstance, condition, development, event or occurrence.

“Employee Benefit Plan” means any plan, program, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, retention, employee pension, profit sharing, savings, retirement, supplemental retirement, stock ownership, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred or phantom stock unit or other equity-based compensation, severance pay, salary continuation, life, death benefit, health, medical, hospitalization, sick leave, vacation pay, disability or accident insurance or other employee compensation or benefit plan, program, agreement, arrangement or understanding, including any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not legally binding or subject to the Laws of the United States).

“Engagement” shall have the meaning given to such term in Section 12.13(a).

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, proceedings or written notices of non-compliance, violation or liability by or from any Person alleging Liability of whatever kind of nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental or third party response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (i) the presence or Release of, or exposure to, any Hazardous Materials at any location or (ii) the failure to comply with any Environmental Law.

“Environmental Laws” means all applicable Laws, Judgments, legally binding agreements and Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources, protection or restoration of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or, as it relates to exposure to hazardous or toxic materials, human health.

“Environmental Permit” mean any Governmental Approval to be obtained or made pursuant to Environmental Laws.

“Equity Award Exchange Ratio” shall have the meaning given to such term in Section 2.04(c).

“Equityholder” means any Person that holds any Rome Common Shares, Rome Options or Rome Restricted Stock Units.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity that would be deemed a “single employer” under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA or any similar applicable Laws.

“Estimated Adjustment Amount” shall have the meaning given to such term in Section 3.04.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Counsel” shall have the meaning given to such term in Section 12.13(a).

“FCA” means the Financial Conduct Authority, the United Kingdom’s securities regulator.

“Final Determination” means a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Law).

“Financial Statements” shall have the meaning given to such term in Section 6.05(a).

“Financing” shall have the meaning given to such term in Section 12.14.

“Financing Parties” shall have the meaning given to such term in Section 12.14.

“Former Rome Employee” means, as of the Closing Date, any former director, officer, manager or employee of Parent or any Parent Subsidiary who, as of his or her last day of service with Parent and the Parent Subsidiaries, was primarily engaged in the Rome Business.

“Fraud” means common law fraud with respect to the representations and warranties expressly set forth in this Agreement under Delaware law.

“GDPR” means the European Union General Data Protection Regulation 2016/679.

“Governmental Approval” means any Consent, clearance, approval, waiting period expiration or termination, license, permit, certificate, order or authorization from any Governmental Entity.

“Governmental Entity” means any government, governmental agency, court of competent jurisdiction or arbitration tribunal, regulatory or administrative agency, department, bureau, office, commission or other governmental authority or instrumentality, whether Federal, state, local, domestic, foreign or multinational, or any other similar body or organization exercising governmental or quasi-governmental power or authority.

“Governmental Filing” means any notification, application, registration, declaration, filing or other submission to or with any Governmental Entity.

“Government Official” means any official, employee or representative of, or any other Person acting in an official capacity for or on behalf of, any (i) Governmental Entity, including any entity owned or controlled thereby, (ii) political party, party official or political candidate or (iii) public international organization.

“Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls and (ii) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards adopted by the European Union.

“Indemnified Party” shall have the meaning given to such term in Section 11.05(a).

“Indemnifying Party” shall have the meaning given to such term in Section 11.05(a).

“Indian Closing” shall have the meaning given to such term in Section 2.01(b).

“Indian Purchaser” shall have the meaning given to such term in the Recitals.

“Indian Seller” shall have the meaning given to such term in the Recitals.

“Indian SPA” shall have the meaning given to such term in the Recitals.

“Intellectual Property” means all worldwide: (i) patents and patent applications; (ii) trademarks, service marks, logos, slogans, design rights, trade names and trade dress, whether or not registered, and all registrations and applications for any of the foregoing, together with all goodwill associated therewith; (iii) internet domain names and social media handles; (iv) copyrights and all rights in copyrightable works of authorship (whether or not copyrightable), whether registered or unregistered; (v) rights in inventions, whether or not patentable; (vi) trade secrets, know-how, data, databases or other collections or compilations of information, works or other materials and algorithms, in each case, to the extent they are confidential; (vii) Software; and (viii) rights of privacy and publicity and other similar rights to use the names, images, and likenesses of individuals for commercial purposes; and (ix) all rights of any kind or nature in any of the foregoing, and all other intellectual property rights.

“Intellectual Property Agreement” means an agreement containing a license, sublicense, covenant or assignment of Intellectual Property or Intellectual Property Ancillary Rights.

“Intellectual Property Ancillary Rights” means all rights to sue or recover and retain damages, costs and attorneys’ fees for past, present and future infringement or misappropriation of Intellectual Property.

“IT Systems” means all hardware, servers, data communication equipment, Software, information technology systems and computer networks (including third party provided systems and services) that are owned by (but only to the extent used by and under the control of) the Transferred Group Members in connection with the operation of the Transferred Group Members’ business.

“Judgment” means any judgment, order, ruling, injunction, award, stipulation, assessment, decree or writ, whether preliminary or final, promulgated or entered into by or with any Governmental Entity.

“Knowledge of Purchaser” means the actual knowledge of the persons set forth in Section 12.03(b) of the Purchaser Disclosure Letter.

“Knowledge of the Transferred Entities” means the actual knowledge of the persons set forth in Section 12.03(c) of the Seller Disclosure Letter.

“Law” means any foreign, federal, state or local statute, law (including common law), constitution, treaty, judgment, decree, order, code, rule or regulation issued, promulgated, in effect or entered into by or with any Governmental Entity.

“Leakage” shall have the meaning given to such term in Section 3.06.

“Leakage Amount” shall have the meaning given to such term in Section 3.02.

“Leakage Notice” means a written notice of the occurrence of Leakage stating in reasonable detail the nature of the Leakage and the amount claimed.

“Leased Real Property” means all of the right, title and interest of the Transferred Group Members under all written leases, subleases, licenses, concessions and other agreements, pursuant to which any Transferred Group Member holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.

“Liabilities” means any liabilities, claims, debts or obligations of any nature, whether known, unknown, accrued, absolute, direct or indirect, contingent, determined, determinable or otherwise, whether due or to become due.

“Lien” means any pledge, lien, charge, mortgage, restriction, title defect, encumbrance or security interest of any kind or nature whatsoever.

“Listing Rules” means the listing rules made under Part VI of the Financial Services and Markets Act 2000, as contained in the FCA’s publication of the same name.

“Locked Box Balance Sheet” shall have the meaning given to such term in Section 3.06.

“Locked Box Date” shall have the meaning given to such term in Section 3.06.

“Losses” means any Liabilities, losses, damages or expenses (including reasonable legal fees and expenses).

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on: (a) the Transferred Group Members (taken as a whole) or the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Transferred Group Members, taken as a whole, provided that none of the following (either alone or in combination with any other Effect) shall be deemed to constitute, and none of the following may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (i) general political or economic conditions, (ii) any Effect that affects the industry in which the Transferred Group Members operate generally, (iii) the financial, credit, banking, currency and securities markets generally (including changes in interest rates or exchange rates), (iv) the failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such failure may be taken into account into determining whether there has been a Material Adverse Effect), (v) changes in applicable Law after the date hereof, (vi) changes in IFRS after the date hereof, (vii) volcanoes, tsunamis, earthquakes, floods, wildfires, storms, hurricanes, tornados or any other weather developments or other natural disasters, (viii) any act of civil unrest, protests, riots, acts of war (whether or not declared), sabotage, cyber-attack or terrorism, or any escalation or worsening of any such Effects, (ix) local, state, provincial, national or international political or social conditions, including informal or formal declarations of emergency, (x) public health conditions (including any epidemic, pandemic or disease outbreak, including the COVID-19 virus), or any worsening of any such public health conditions, (xi) changes resulting or arising from the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates, (xii) any actions taken or omitted to be taken by Parent, Sellers or the Transferred Group Members (A) that are expressly required to be taken or omitted to be taken by the covenants of Parent, Sellers and the Transferred Entities set forth herein or (B) at Purchaser’s express written request, (xiii) the failure to take any action by Parent, Sellers or the Transferred Group Members that is expressly prohibited by this Agreement to be taken by Parent, Sellers or the Transferred Group Members and (xiv) the public announcement of this Agreement or the pendency of the Transactions; provided, that any Effect described in the foregoing clauses (i), (ii), (iii), (v), (vi), (vii), (viii), (ix) and (x) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such Effect has a disproportionate effect on the Transferred Group Members relative to other participants in the industry in which the Transferred Group Members operate; or (b) the ability of Parent, Sellers or the Transferred Entities to consummate the Transactions.

“Material Contracts” shall have the meaning given to such term in Section 6.09(a).

“Material Customer” shall have the meaning given to such term in Section 6.20(a).

“Milan Parent Common Stock” means the common stock, par value $0.01 per share, of Moody’s Corporation.

“Money Laundering Law” means the anti-money laundering laws of the United States, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the applicable money laundering laws of all jurisdictions where the Transferred Group Members’ business is conducted and the rules and regulations thereunder.

“New 401(k) Plan” shall have the meaning given to such term in Section 8.03(f)(i).

“Non-Rome Asset” shall have the meaning given to such term in Section 1.02.

“Non-Rome Entities” means Parent and the Parent Subsidiaries set forth in Section 12.03(b) of the Seller Disclosure Letter.

“Non-Rome Liability” shall have the meaning given to such term in Section 1.02.

“Notice of Disagreement” shall have the meaning given to such term in Section 3.03.

“NYSE” means the New York Stock Exchange.

“Ordinary Course of Business” means the ordinary course of business, consistent with past practices.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, bylaws, certificate of formation, articles of organization, limited liability company agreement, operating agreement or similar organizational documents of such entity.

“Owned Intellectual Property” means all Intellectual Property owned, or purported to be owned, by any of the Transferred Group Members.

“Ownership Interests” means, with respect to any entity, any of the following: (i) any shares of capital stock or any other securities or equity or ownership interests of such entity (in the case of the Rome Entity, including the Rome Common Shares); or (ii) any options or warrants or purchase, subscription, conversion or exchange rights, or securities convertible into or exchangeable for, or other contracts or commitments that could require any Person to issue, sell or otherwise cause to become outstanding, any shares of capital stock or any other securities or equity or ownership interests of such entity (in the case of the Rome Entity, including the Rome Options).

“Parent” shall have the meaning given to such term in the Preamble.

“Parent 401(k) Plan” shall have the meaning given to such term in Section 8.03(f)(i).

“Parent Benefit Plan” means any Employee Benefit Plan sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or any Parent Subsidiary that, as of immediately prior to the Closing, provides compensation or benefits to any Rome Employee or any Former Rome Employee (or any dependent or beneficiary of either of the foregoing), other than any Rome Group Employee Benefit Plan.

“Parent Indemnitees” shall have the meaning given to such term in Section 11.04.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has been or would reasonably be likely to prevent or materially delay the ability of Parent to perform its obligations under the Transaction Documents or consummate the Transactions.

“Parent Subsidiaries” means each Subsidiary of Parent, including the Non-Rome Entities, and prior to the Closing, the Transferred Group Members.

“PEO” shall have the meaning given to such term in Section 6.09(a)(xvi).

“Permitted Leakage” shall have the meaning given to such term in Section 3.06.

“Permitted Liens” means (a) Liens securing indebtedness reflected in the Financial Statements, (b) Liens consisting of zoning, building or land use Laws, planning restrictions or permits, (c) easements, rights-of-way, encroachments, covenants and other restrictions or limitations on the use or occupancy of real property or irregularities in title thereto which do not materially impair the use of such property as it is presently used in connection with the Rome Business, (d) Liens for current Taxes on property not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (e) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the Ordinary Course of Business or by operation of Law, (f) Liens which have been placed by any developer, landlord or other third party on any leased real property and subordination or similar agreements relating thereto, (g) Liens discharged at or prior to Closing and (h) Liens which would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the use of such assets in the Rome Business as currently conducted.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity or any other entity, including any Governmental Entity.

“Personally Identifiable Information” means a natural person’s name, voice or likeness, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number, customer or account number, political opinions, religious beliefs or any other piece of information that identifies a natural person or that, in combination with any other reasonably available data, can be used to identify a natural person.

“Pre-Closing Transfer Plan” shall have the meaning given to such term in the Tax Matters Agreement.

“Pre-Closing Transfers” shall have the meaning given to such term in the Tax Matters Agreement and Section 1.01 of this Agreement.

“Privacy Laws” means all applicable Laws pertaining to the collection, use, storage, disclosure, processing, privacy or security of Personally Identifiable Information, including, to the extent applicable to the Transferred Group Members and their business, (i) all Laws governing the Processing of Personally Identifiable Information, including the GDPR and all other laws supplementing, amending or replacing the GDPR, the Gramm-Leach-Bliley Act, 113 Stat. 1338 (as amended), and the Federal Trade Commission Act, 15 U.S.C. §§ 41-58 (as amended) and (ii) commercially recognized, binding industry standards governing the Processing of Personally Identifiable Information applicable to the industry in which the Transferred Group Members operate.

“Privacy Notice” means any written notices or policies of any Transferred Group Member in respect of such Transferred Group Member’s Processing of Personally Identifiable Information or privacy practices.

“Process” (or “Processing” or “Processes” or “Processed”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Public Transaction Statement” shall have the meaning given to such term in Section 8.07.

“Purchase Price” means an amount equal to the sum of (a) the Transferred US Entity Purchase Price plus (b) the US Purchase Price Ticking Fee.

“Purchase Price Ticking Period” means the period beginning on (and including) August 1, 2021 and ending on (but excluding) the Closing Date.

“Purchaser” shall have the meaning given to such term in the Preamble.

“Purchaser Benefit Plan” shall have the meaning given to such term in Section 8.03(c).

“Purchaser Indemnitees” shall have the meaning given to such term in Section 11.03.

“Purchaser Material Adverse Effect” means any Effect that, individually or in the aggregate, has been or would reasonably be likely to prevent or materially delay the ability of Purchaser to perform its obligations under the Transaction Documents or consummate the Transactions.

“Purchaser Subsidiary” means each Subsidiary of Purchaser, including, after the Closing, the Transferred Group Members.

“R&W Insurance Policy” means a buyer-side representations and warranties insurance policy to be issued to Purchaser in connection with the Transactions.

“Records” means all books, records and other documents, including all Tax records, books of account, stock records and ledgers, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals and sales and promotional literature, in all cases, in any form or medium.

“Registered Intellectual Property” means all Intellectual Property that is registered, filed or issued under the authority of, with or by any Governmental Entity or Internet domain name registrar, and all applications for any of the foregoing.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives.

“Retained Businesses” means (i) the business and operations of Parent and the Non-Rome Entities, and (ii) all other businesses and operations acquired or commenced by Parent or any Parent Subsidiary at any time after the Closing Date. Retained Businesses shall specifically exclude the Rome Business.

“Review Laws” shall have the meaning given to such term in Section 8.02(b).

“Rome 2001 Equity Plan” means the 2001 Stock Option Plan adopted by the Board of Directors of Rome on February 4, 2004 (as amended, restated, supplemented or otherwise modified).

“Rome 2005 Equity Plan” means the 2005 Stock Option Plan adopted by the Board of Directors of Rome on November 1, 2005 (as amended, restated, supplemented or otherwise modified).

“Rome 2011 Equity Plan” means the 2011 Long Term Incentive Plan adopted by the Board of Directors of Rome on April 17, 2011 (as amended, restated, supplemented or otherwise modified).

“Rome 2014 Equity Plan” means the 2014 Equity Award Plan adopted by the Board of Directors of Rome on January 28, 2014 (as amended, restated, supplemented or otherwise modified).

“Rome 2015 Equity Incentive Plan” means the 2015 Equity Incentive Plan adopted by the Board of Directors of Rome on January 26, 2016.

“Rome 2015 Equity Plans” means the Rome 2015 Equity Incentive Plan and the Rome Amended and Restated 2015 Equity Incentive Plan.

“Rome Amended and Restated 2015 Equity Incentive Plan” means the Rome 2015 Equity Incentive Plan as amended and restated on July 20, 2020.

“Rome Assets” means the assets held by the Rome Group Members.

“Rome Business” means the insurance risk business of Parent as described in Parent’s 2020 Annual Report and Accounts, released on December 9, 2020, conducted by the Rome Group Members before, on or after the date hereof, including the Rome Group Members’ investment in Praedicat, Inc.

“Rome Cashout Schedule” shall have the meaning given to such term in Section 2.04(f).

“Rome Common Shares” means the common stock, par value $0.01 per share, of the Rome Entity.

“Rome Compensation Committee” means the Compensation Committee of the Board of Directors of the Rome Entity.

“Rome Employee” means each employee who is (a) primarily engaged in the Rome Business and (b) who, as of the Closing, is employed by any Rome Group Member, including in all cases, each such employee who as of the Closing Date is on a leave of absence (including medical leave, military leave, workers compensation leave, short-term disability or long-term disability or vacation).

“Rome Entity” means Risk Management Solutions, Inc.

“Rome Entity Indian Share” shall have the meaning given to such term in the Recitals.

“Rome Equity Award Cashout Amount” shall have the meaning given to such term in Section 2.04(f).

“Rome Equity Awards” means the Rome Options and Rome Restricted Stock Units, collectively.

“Rome Equity Plans” means the Rome 2001 Equity Plan, the Rome 2005 Equity Plan, the Rome 2011 Equity Plan, the Rome 2014 Equity Plan, the Rome 2015 Equity Incentive Plan and the Rome Amended and Restated 2015 Equity Incentive Plan.

“Rome Equityholder” means any Person that holds any Rome Common Shares, Rome Options or Rome Restricted Stock Units.

“Rome Fair Market Value” shall have the meaning given to such term in Section 2.04(a)(ii).

“Rome Grant Agreements” means any stock option agreement, restricted stock purchase agreement or other agreement pursuant to which any Rome Equity Award was granted, issued or sold under any of the Rome Equity Plans.

“Rome Group Employee Benefit Plan” means any Employee Benefit Plan (i) sponsored or maintained, or required to be sponsored or maintained, by any Rome Group Member as of immediately prior to the Closing, (ii) that a Rome Group Member would be required to assume under applicable Law, (iii) that is a Parent Benefit Plan with respect to which any Rome Group Member could have any Liability, or (iv) that is a Parent Benefit Plan in which any Rome Employees or Former Rome Employees (or dependents or beneficiaries of either of the foregoing) participate or under which Rome Employees or Former Rome Employees (or dependents or beneficiaries of either of the foregoing) are entitled to compensation or benefits.

“Rome Group Members” means the following entities (i) the Transferred Indian Entity, (ii) the Rome Entity, (iii) RMS Worldwide, Inc., (iv) RMS UK Holdings, Inc., (v) Risk Management Solutions (Bermuda), Ltd., (vi) RMS Japan Corporation, (vii) Risk Management Solutions Limited and (viii) the Rome UK Entity.

“Rome Group Tax Payments” means any distribution, dividend or transfer of cash by a Rome Group Member to Parent or a Parent Subsidiary or any reduction in any liability owed to any Rome Group Member by Parent of a Parent Subsidiary (a) in order to discharge Parent, the applicable Parent Subsidiary or the applicable Rome Group Member’s respective liabilities with respect to Rome Taxes, in accordance with past practices and (b) in consideration for the surrender of any Tax reliefs (including UK group relief), but in the case of clause (b) only to the extent that the amount paid by the applicable Rome Group Member is less than or equal to the Tax value of the reliefs so surrendered.

“Rome Holdings” means Risk Management Solutions Holdings, Inc.

“Rome Intellectual Property Rights” means all Intellectual Property used or held for use in the operation or conduct of the Rome Business.

“Rome Liabilities” means only those Liabilities of the Transferred Group Members that have arisen as a result of the conduct by the Transferred Group Members of the Rome Business. Rome Liabilities shall specifically exclude any and all Liabilities of Non-Rome Entities.

“Rome Option” means any option to purchase Rome Common Shares granted under the Rome Equity Plans.

“Rome Records” means all Records that are exclusively used or held for use in, or that arise exclusively out of, the operation or conduct of the Rome Business.

“Rome Restricted Stock Unit” means any restricted stock unit granted under the Rome Equity Plans.

“Rome Taxes” means any Taxes of or attributable to the income, gains or profits of the Rome Group Members and, without duplication, any Taxes to the extent relating to, arising out of or resulting from the Rome Business, Rome Assets or Rome Liabilities.

“Rome UK Entity” means Risk Management Solutions Limited, a private limited company, organized under the laws of England and Wales under number 02823504 and a wholly owned indirect subsidiary of Rome.

“Sanctioned Person” means any person, organization or vessel (i) designated on any Sanctions-related list maintained by the U.S. Department of State; the U.S. Department of Commerce, including the Bureau of Industry and Security’s Entity List and Denied Persons List; or the U.S. Department of the Treasury, including the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List, (ii) that is, or is part of, a government of a Sanctioned Territory, (iii) owned or controlled by, or acting on behalf of, any of the foregoing, (iv) located, organized or resident in a Sanctioned Territory, or (v) otherwise targeted under any Sanctions.

“Sanctioned Territory” means any country or other territory subject to a general export, import, financial or investment embargo under Sanctions, which countries and territories, as of the date of this Agreement, include the Crimea region, Cuba, Iran, North Korea, Syria, and, prior to January 17, 2017, Sudan.

“Sanctions” means those trade, economic and financial sanctions laws, embargoes and restrictive measures administered, enacted or enforced from time to time by the United States (including, the U.S. Department of Treasury, Office of Foreign Assets Control, the U.S. Department of Commerce, or the U.S. Department of State), the United Nations Security Council, the European Union or Her Majesty’s Treasury.

“Seller Disclosure Letter” shall have the meaning given to such term in Article V.

“Seller Parties” shall have the meaning given to such term in Section 12.14.

“Sellers” shall have the meaning given to such term in the Recitals.

“Separation Taxes” shall have the meaning given to such term in the Tax Matters Agreement.

“Share Redemption” shall have the meaning given to such term in the Tax Matters Agreement.

“Shared Contract” means any Contract, excluding any Employee Benefit Plans and pension arrangements, to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound that inures to the benefit or burden of each of the Rome Business and the Retained Businesses.

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, graphical user interfaces, application programming interfaces, firmware and software development tools.

“Specified Dorchester Group Pension Scheme” means the Harmsworth Pension Scheme, established by an interim trust deed, dated February 23, 1978, and currently governed by a trust deed, dated April 16, 2007, as amended from time to time.

“Specified Matter” shall have the meaning given to such term in Section 11.03(d).

“Stub Period Balance Sheet” shall have the meaning given to such term in Section 6.05(a)(ii).

“Subsidiary” of any Person means any partnership, corporation, trust, joint venture, unincorporated organization, limited liability entity or other legal entity of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such entity (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Tax” or “Taxes” means any federal, state, local, foreign or other tax, levy, impost, fee, duty, charge or similar amount, including any income, gross receipts, franchise, estimated, alternative minimum, add-on minimum (including under Section 59A of the Code), sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, real property, customs duties, personal property, capital stock, social security, unemployment, disability, payroll, license, escheat or unclaimed property (whether or not considered a Tax under applicable law), or employee or similar withholding tax, or other assessment, in each case in the nature of a tax imposed by any Governmental Entity, together with any interest, penalties or additions to tax or additional amounts in respect of the foregoing or due in connection with any failure to timely or properly file a Tax Return, whether disputed or not.

“Tax Deposit” shall have the meaning given to such term in Section 1.01.

“Tax Matters Agreement” shall have the meaning given to such term in the Recitals.

“Tax Proceeding” shall have the meaning given to such term in the Tax Matters Agreement.

“Tax Return” means any return, statement, schedule, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information and including any amendment thereof, and including all Forms 1099, FinCEN Form 114, Form TD F 90-22.1 and any predecessor or successor forms thereto) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” means any Governmental Entity having the power to determine, regulate, impose or collect Taxes or having responsibility or authority for the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party Claim” shall have the meaning given to such term in Section 11.05(a).

“Trade Laws” means any applicable: (i) Sanctions; (ii) U.S. export control laws (including the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws); (iii) laws pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such laws; (iv) the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (v) export, import and customs laws of other countries in which any Transferred Group Member has conducted or currently conducts business.

“Transaction Documents” means this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

“Transaction Expenses” shall have the meaning given to such term in Section 3.06.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Acquisition and the Pre-Closing Transfers.

“Transferred Benefit Plan” shall have the meaning given to such term in Section 8.03(b).

“Transferred Entities” shall have the meaning given to such term in the Recitals.

“Transferred Entity Securities” means (i) shares of capital stock of, or other equity or voting interests in, any Transferred Entity issued, reserved for issuance or outstanding and (ii) options, rights, warrants, convertible or exchangeable securities, “phantom” stock or other equity rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which any Transferred Group Member is a party or by which any of their respective properties or assets is bound (A) obligating any Transferred Group Member to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity or voting interests in, a Transferred Entity, (B) obligating any Transferred Group Member to issue, grant, extend or enter into any such option, right, warrant, security, commitment, Contract, arrangement or undertaking or (C) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Transferred Shares.

“Transferred Entity Voting Debt” bonds, debentures, notes or other indebtedness of any Transferred Entity having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Shares may vote.

“Transferred Group Members” means (i) the Transferred US Entity, (ii) DMGT US, Inc., and (iii) the Rome Group Members.

“Transferred Group Minority Interests” shall have the meaning given to such term in Section 6.03(e).

“Transferred Group Minority Owned Entity” shall have the meaning given to such term in Section 6.03(e).

“Transferred Indian Entity” shall have the meaning given to such term in the Recitals.

“Transferred Indian Entity Common Shares” shall have the meaning given to such term in the Recitals.

“Transferred Shares” shall have the meaning given to such term in the Recitals.

“Transferred US Entity” shall have the meaning given to such term in the Preamble.

“Transferred US Entity Common Shares” shall have the meaning given to such term in the Recitals.

“Transferred US Entity Purchase Price” means £1,408,699,000.

“Transition Services Agreement” shall have the meaning given to such term in the Recitals.

“UK Seller” shall have the meaning given to such term in the Preamble.

“US Acquisition” shall have the meaning given to such term in Section 2.01(a).

“US Purchase Price Ticking Fee” means an amount equal to the product of (i) $165,000, multiplied by (ii) the number of days in the Purchase Price Ticking Period, which shall be converted to British pound sterling based on the midpoint rate as quoted by Bloomberg at 4 p.m. London time on the third Business Day prior to the Closing Date.

SECTION 12.04. Interpretation; Disclosure Letter.

(a) When a reference is made in this Agreement to an Article, Section or Exhibit such reference shall be to an Article, Section or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends and such phrase shall not simply mean “if”. The word “or” when used in this Agreement shall be disjunctive and not exclusive. Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, and words denoting either gender shall include both genders as the context requires. Each of the parties hereto has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Any statement in this Agreement to the effect that any information, document or other material has been “made available” or “provided” by Parent, Sellers or the Parent Subsidiaries shall mean such information, document or material was sent, delivered or otherwise provided to Purchaser or was available to Purchaser prior to the execution of this Agreement in the online data room hosted by Intralinks.

(b) Any matter disclosed in any section of any Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and any other representation and warranty or covenant, respectively, of Parent, UK Seller or the Transferred US Entity to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent. The inclusion or omission of any specific items in any Disclosure Letter is not intended to imply that the items so included or omitted are or are not material, and the fact of the inclusion or omission of any such items may not be used by any party hereto in any dispute between the parties hereto as to whether any obligation, item or matter included or not included in such Disclosure Letter is or is not material for purposes of this Agreement.

SECTION 12.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the end that the Transactions are fulfilled to the extent possible.

SECTION 12.06. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto (including by electronic .pdf submission).

SECTION 12.07. Entire Agreement; No Third Party Beneficiaries; No Other Representations or Warranties.

(a) The Transaction Documents, taken together with the Disclosure Letters, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and are not intended to confer upon any Person other than the parties hereto any rights or remedies. Notwithstanding the immediately preceding sentence, following the Closing, the provisions of Section 8.05 and the provisions of Section 12.13 shall be enforceable by the specified beneficiaries thereof. Notwithstanding this Section 12.07(a), following the Indian Closing, the Indian Seller and the Indian Purchaser shall be third party beneficiaries of Section 12.01. In the event of any conflict between the provisions of this Agreement (including the Disclosure Letters), on the one hand, and the provisions of the Confidentiality Agreement or the other Transaction Documents (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall prevail.

(b) Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Articles V and VI, neither Parent nor any Parent Subsidiary nor any other Person makes any representation or warranty, express or implied, with respect to Parent, the Parent Subsidiaries, the Transferred Entities, the Transferred Group Members, the Non-Rome Assets, the Non-Rome Liabilities, the Rome Business or the Retained Businesses or with respect to any information furnished, disclosed or otherwise made available to Purchaser or any of its Representatives in the course of its due diligence investigation of the Rome Business and the negotiation of this Agreement or otherwise in connection with the Transactions. Except pursuant to the terms and conditions of this Agreement and the other Transaction Documents, neither Parent nor any other Person shall be subject to any Liability or responsibility whatsoever to Purchaser or any of its Affiliates or any of their respective stockholders, controlling persons or Representatives on any basis (including in contract or tort, under securities Laws or otherwise) resulting from or based upon Parent’s furnishing, disclosing or otherwise making available any information, documents or material in any form to Purchaser or its Affiliates, stockholders, controlling persons or Representatives, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information, or the use of any such information.

(c) Purchaser acknowledges and agrees that it is not relying on any statement or information provided by Parent or any of its Affiliates or any of its or their respective Representatives or on any representation or warranty other than those representations and warranties expressly set forth in Articles V and VI. Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operation and projected operations of the Rome Business and, in making the determination to proceed with the Transactions, has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Articles V and VI.

SECTION 12.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 12.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 12.10. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of any Transaction Document were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any Transaction Document and to enforce specifically the terms and provisions of each Transaction Document in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction, any state or Federal court within the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 12.11. Jurisdiction; Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction, any state or Federal court within the State of Delaware) in the event any dispute arises out of any Transaction Document or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to any Transaction Document or any Transaction in any court other than such court.

SECTION 12.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT, ANY OF THE OTHER TRANSACTION

DOCUMENTS OR ANY TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 12.13. Parent Legal Representation.

(a) Each of the parties to this Agreement acknowledges and agrees that each of Cravath, Swaine & Moore LLP and Slaughter and May (each, “Existing Counsel”) may have acted as counsel for Parent, Sellers, the Transferred Entities and any of their respective Subsidiaries in connection with this Agreement and the Transactions (the “Engagement”).

(b) Each of the parties hereto acknowledges and agrees that all confidential communications between Parent, Sellers, the Transferred Entities and any of their respective Subsidiaries, on the one hand, and Existing Counsel, on the other hand, in the course of the Engagement, and any attendant attorney-client privilege, attorney work product protection and expectation of client confidentiality applicable thereto shall be deemed to belong solely to Parent and the Parent Subsidiaries (excluding the Transferred Group Members), and not the Transferred Group Members, and shall not pass to or be claimed, held, or used by Purchaser or the Transferred Group Members upon or after the Closing. Accordingly, Purchaser shall not have access to any such communications, or to the files of Existing Counsel relating to the Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Existing Counsel in respect of the Engagement constitute property of the client, only Parent and the Parent Subsidiaries (excluding the Transferred Group Members) shall hold such property rights and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser or the Transferred Group Members by reason of any attorney-client relationship between Existing Counsel and the Transferred Group Members or otherwise. If and to the extent that, at any time subsequent to Closing, Purchaser or any of its Subsidiaries (including after the Closing, the Transferred Group Members) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Transferred Group Members and Existing Counsel that occurred at any time prior to the Closing, Purchaser, on behalf of itself and its Subsidiaries (including after the Closing, the Transferred Group Members), shall be entitled to waive such privilege only with the prior written consent of Parent.

(c) Each of the parties hereto acknowledges and agrees that Existing Counsel may continue to represent Parent and the Parent Subsidiaries in future matters. Accordingly, Purchaser, on behalf of itself and its Subsidiaries (including after the Closing, the Transferred Group Members), expressly: (i) consents to Existing Counsel’s representation of Parent and the Parent Subsidiaries in any matter, including any post-Closing matter in which the interests of Purchaser and the Transferred Group Members, on the one hand, and Parent and the Parent Subsidiaries, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised

Parent and the Parent Subsidiaries; and (ii) consents to the disclosure by Existing Counsel to Parent and the Parent Subsidiaries of any information learned by Existing Counsel in the course of its representation of Parent, Sellers, the Transferred Entities and any of their respective Subsidiaries, whether or not such information is subject to attorney-client privilege, attorney work product protection or Existing Counsel’s duty of confidentiality.

(d) Purchaser, on behalf of itself and its Subsidiaries (including after the Closing, the Transferred Group Members) further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against Existing Counsel in respect of legal services provided to the Transferred Group Members by Existing Counsel in connection with the Engagement.

(e) Upon and after the Closing, the Transferred Group Members shall cease to have any attorney-client relationship with Existing Counsel, unless and to the extent Existing Counsel is specifically engaged in writing by Purchaser or a Transferred Group Member to represent such Person after the Closing. Any such representation by Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(f) Purchaser, Parent, UK Seller and the Transferred US Entity consent to the arrangements in this Section 12.13 and agree to take, and to cause their Subsidiaries to take, all steps necessary to implement the intent of this Section 12.13 and not to take or cause their Subsidiaries to take positions contrary to the intent of this Section 12.13. Purchaser, Parent, UK Seller and the Transferred US Entity further agree that each Existing Counsel is a third-party beneficiary of this Section 12.13.

SECTION 12.14. Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of the Parent, UK Seller and Transferred US Entity (collectively, the “Seller Parties”) hereby agrees: (a) that any suit, legal action or proceeding, whether in law or in equity, whether in contract, in tort or otherwise, directly involving any Person (other than Purchaser or any Affiliate thereof) that is an agent, arranger, lender or underwriter of, or otherwise a third party counterparty of the Purchaser with respect to, any actual or potential Financing or any Affiliate of any such Person (collectively, with each of their respective Representatives acting as such, the “Financing Parties”), in each case, arising out of or relating to this Agreement, any Financing or any of the agreements entered into in connection with the Financing or any transaction contemplated hereby or thereby or the performance of any services thereunder (any such suit, legal action or proceeding, a “Financing Party Action”) shall be subject to the exclusive jurisdiction of any federal or state court in the County of New York, New York and any appellate court thereof (and each party hereto irrevocably submits itself and its property with respect to any Financing Party Action to the exclusive jurisdiction of such court); (b) that any Financing Party Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as expressly otherwise provided in any applicable agreement relating to the Financing; (c) not to bring or support, or permit any of its controlled Affiliates to bring or support, any Financing Party Action against any Financing Party in any forum other than any federal or state court in the County of New York, New York; (d) that it irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any Financing Party Action in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Financing Party Action brought against the Financing Parties; (f) that none of the Financing Parties will have any liability to any of the Seller Parties or to their respective Affiliates relating to or arising out of this Agreement, the Financing, any agreement relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (it being understood that nothing in this clause (f) shall affect the obligations of the Purchaser and its Affiliates under this Agreement and the other Transaction Documents); and (g) that (and each other party hereto agrees that) the Financing Parties are express third party beneficiaries of, and may enforce, the provisions of this Section 12.14, and which provisions shall not be amended in a manner adverse to any Financing Party without its prior written consent. “Financing” means any debt financing obtained by the Purchaser (or any of its Affiliates on its behalf) for the purpose of financing the transactions contemplated hereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of Parent, UK Seller, the Transferred US Entity and Purchaser has duly executed this Agreement, all as of the date first written above.

DAILY MAIL AND GENERAL TRUST PLC

By
/s/ Paul Zwillenberg
Name: Paul Zwillenberg
Title: Director

DMG ATLANTIC LTD

By
/s/ Paul Zwillenberg
Name: Paul Zwillenberg
Title: Director

DMG US INVESTMENTS, INC.

By
/s/ Will Flint
Name: Will Flint
Title: Director

MOODY’S ANALYTICS, INC.

By
/s/ Stephen Tulenko
Name: Stephen Tulenko
Title: President

Exhibit A

Form of Indian SPA